Kubota



KUBOTA Corporation

Profile

More than a century since its founding, Kubota Corporation and subsidiaries (collectively "the Company") have continued to help improve people's quality of life, by offering products and services including farm equipment, pipes for water supply and sewage systems, environmental control plants, industrial castings, and building materials. The Company has its management principle that the Company contributes to the development of society and the preservation of the earth's environment through its products, technology, and services that provide the foundation for society and for affluent lifestyles. While adhering to this management principle, the Company is implementing management policies that are focused on prioritizing the allocation of its resources, emphasizing agility in its operations, and strengthening consolidated operations. Through these measures, the Company aims to improve its adaptability to respond with flexibility to the changing times, resulting in a high enterprise value.

Contents

Cautionary Statements with Respect to Forward-Looking Statements

This document may contain forward-looking statements that are based on management's expectations, estimates, projections, and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

Financial Highlights

Kubota Corporation and Subsidiaries Years Ended March 31, 2008, 2007, and 2006

	Millions of Yen			Thousands of U.S. Dollars
	2008	2007	2006	2008
Revenues	¥1,154,574	¥1,127,456	¥1,065,736	$11,545,740
Ratio to previous year	102.4%	105.8%	107.2%	
Net income	68,026	76,457	81,034	680,260
Ratio to previous year	89.0%	94.4%	68.7%	
Ratio to revenues	5.9%	6.8%	7.6%	
Net income per common share (Yen and U.S. Dollars):				
Basic	¥52.80	¥59.01	¥62.14	$0.53
Diluted	52.80	59.01	61.67	0.53
Net income per 5 common shares (Yen and U.S. Dollars):				
Basic	¥264.01	¥295.03	¥310.69	$2.64
Diluted	264.01	295.03	308.34	2.64
Cash dividends paid per common share (Yen and U.S. Dollars)	¥13	¥11	¥ 9	$0.13
Cash dividends paid per 5 common shares (Yen and U.S. Dollars)	65	55	45	0.65
Capital expenditures	¥35,163	¥44,715	¥33,805	$351,630
Depreciation	30,119	25,094	25,167	301,190
R&D expenses	24,784	22,925	22,731	247,840
Number of shareholders (At year-end)	48,567	45,363	46,214	

Notes: 1. The U.S. dollar amounts in this report represent translations of Japanese yen, for convenience only, at the rate of ¥100=US$1. See Note 1 to the consolidated financial statements.
2. Per share amounts have been calculated per 5 common shares since each American Depositary Share represents 5 shares of common stock.

Revenues

(Billions of Yen)



1,200
900
600
300
0
04
05
06
07
08

Operating Income

(Billions of Yen) (%)



150
100
50
0
15
10
5
0
04
05
06
07
08

• The ratio of operating income to revenues

Net Income

(Billions of Yen)



120
90
60
30
0
04
05
06
07
08

Total Assets

(Billions of Yen)



1,500
1,000
500
0
04
05
06
07
08

Total Shareholders' Equity

(Billions of Yen) (%)



800
600
400
200
0
50
40
30
20
0
04
05
06
07
08

• Shareholders' equity ratio

Capital Expenditures and Depreciation

(Billions of Yen)



50
40
30
20
10
0
04
05
06
07
08

■ Capital Expenditures
□ Depreciation

To Our Shareholders and Friends

Performance over the Past Year

Along with continued robust performance in overseas business activities, Kubota Corporation and subsidiaries (hereinafter, the "Company") continued to report a strong performance for fiscal 2008, ended March 31, 2008. Both revenues and operating income rose to new record levels. Overseas, our performance showed steady gains, as a result of aggressive market development activities, especially in the Internal Combustion Engine and Machinery segment, in the markets of Europe and Asia outside Japan. In the domestic market, demand was relatively lackluster, but we worked to secure a solid performance through further cost-cutting, increasing productivity.

The Company posted consolidated revenues of ¥1,154.6 billion, an annual increase of ¥27.1 billion (2.4%) in fiscal 2008. Although revenues in the domestic market declined, overall growth was propelled by increases in overseas sales, which were driven by expansion in Europe and Asia outside Japan. As a consequence, the ratio of overseas revenues to consolidated revenues rose 3.9 percentage points, to 50.4%, and our overseas revenues exceeded those in Japan for the first time in the Company's history.

Operating income increased ¥6.5 billion (5.0%), to ¥136.9 billion from the prior year, the highest level in the Company's history. By segment, operating income in Internal Combustion Engine and Machinery expanded due to the increase in revenues. Operating income in Pipes, Valves, and Industrial Castings decreased owing to sharp price hikes of raw materials. Operating income in Environmental Engineering remained in deficit due to the sales decrease and declining profit margins by intensifying competition. Operating income in Other rose mainly due to increased sales of vending machines.

In spite of an increase in operating income, income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies decreased ¥9.0 billion (6.8%), to ¥122.6 billion. This decrease resulted mainly from increases in the foreign exchange loss-net and the valuation loss on other investments. Income taxes were ¥48.0 billion (representing an effective tax rate of 39.2%), and the net amount of minority interests in earnings of subsidiaries and equity in net income of affiliated companies to deduct was ¥6.7 billion, and the addition of income from discontinued operations, net of taxes, was ¥0.2 billion. As a result, net income decreased ¥8.4 billion (11.0%), to ¥68.0 billion, from the prior year.

Regarding dividends, to expand the return to shareholders, the Company has decided to increase the cash dividend applicable to the fiscal year ended March 31, 2008, including dividends to be paid after the end of the fiscal year, to ¥14 per common share, or ¥70 per five common shares, compared with ¥12 per common share, or ¥60 per five common shares applicable to the prior fiscal year. Accordingly, in addition to the interim dividend of ¥6 per common share, or ¥30 per five common shares, already paid, the Company will pay ¥8 per common share, or ¥40 per five common shares, as a year-end cash dividend.

With the objectives of improving capital efficiency and raising the value of Kubota's stock, the Company has adopted a policy of flexibly buying back portions of shares outstanding. The Company purchased 10.93 million of treasury stock (¥8.0 billion). On the other hand, the Company retired 6.00 million shares of treasury stock (¥4.4 billion) on March 31, 2008.

Priority Policies for Medium- to Long-Term Growth in Earnings

To achieve further development and steady increases in enterprise value, the Company is actively addressing the following management issues.

Accelerating Global Development

The Company is working to accelerate the development of its overseas operations not only in Internal Combustion Engine and Machinery but also in other segments. Although there has been temporary deterioration in certain circumstances, including adverse movements in foreign exchange rates and concern about recession in the U.S. economy, the Company is continuing to prioritize inputs of management resources and accelerate the growth of overseas business activities through strengthening the competitiveness of its products and bolstering its business structure.

In Internal Combustion Engine and Machinery, the Company is expanding the diversity of its product portfolio by widening the scope of the product lineup and introducing products based on new concepts. At the same time, by offering products and services suited to the market environment of various regions, including North America, Europe, Asia, and elsewhere, the Company is promoting the diversification and dispersal of its revenues by region. In addition, the Company is working to develop its positions in newly emerging markets and thereby build its presence in future growth markets.

In other segments, including Pipes, Valves, and Industrial Castings, the Company is pursuing business opportunities in such fields as "water" and "the natural environment," where solutions are needed on a global scale.



Daisuke Hatakake
President and Representative Director

Restructuring Domestic Operations

The Company's domestic operations confront an extremely challenging business environment as demand in many businesses is continuing to decline and raw material prices have risen and remain at high levels. To respond effectively to this business environment, the Company is taking drastic initiatives to restructure its domestic operations.

In Pipes, Valves, and Industrial Castings, to overcome current difficulties and enhance profitability, the Company is adopting thoroughgoing measures to increase the efficiency of its marketing activities and reduce fixed costs as well as take even stronger steps to lower variable costs and increase productivity. The objectives of these measures include lowering the break-even point and mounting full-scale initiatives to expand revenues from the private sector.

In Environmental Engineering, the Company is engaged in a strong drive to concentrate on its core competencies and shift to new business models. Specific examples of activities include focusing principal business domains on the "water"-related fields, and, by developing private-sector markets, escape from overdependence on public-sector demand, as well as shift from the plant engineering business to expanding revenues from the sale of equipment and the provision of installation services.

Also, in Internal Combustion Engine and Machinery, the Company is endeavoring to steadily strengthen its business position through the substantial cutting of costs in all process phases from production through marketing.

Promoting Management Based on Corporate Social Responsibility (CSR)

The Company conducts its business activities with the awareness that management with a CSR perspective is one of the most important of its business policies. The Company believes that its sustainable growth and development as well as continuing growth in earning power will only be realizable if it contributes to the development of society and the preservation of the natural environment. Based on this awareness, in conducting its activities, the Company works to respond to the expectations and trust of its many stakeholders as a global corporate citizen by being strongly conscious of the multitude of responsibilities it must fulfill toward the economy, society, and the natural environment.

Reforming Corporate Governance

The Company intends to introduce the "Corporate Officers System" from April 2009, for the purpose of strengthening the soundness of corporate management and responding to the rapidly changing business environment surrounding the Company with agility and appropriateness.

The business environment the Company confronts is extremely challenging. Many developments that may have a major influence on the management of the Company are occurring simultaneously. These include the trend toward the appreciation of the yen against the U.S. dollar, concerns about recession in the United States, rapid increases in the prices of raw materials, and changes in the regulatory environment for the agricultural sector in Japan.

The Company has reaffirmed its commitment to overcoming the challenges it faces at present and achieving growth and development as well as enhancing its corporate value in the long term by devoting its fullest efforts to addressing these challenges.

We thank you for your investment in Kubota and your continuing support in the years ahead.

June 2008

幡掛大輔

Daisuke Hatakake
President and Representative Director

Mini-Excavator

Zero-Turn Mower

Lawn & Garden Tractor

Tractor

Combine Harvester

Internal Combustion Engine and Machinery

Tractors
Utility Vehicles
Lawn Mowers
Combine Harvesters
Rice Transplanters
Engines
Mini-Excavators
Etc.


68.7%

Revenues for the year ended March 31, 2008

Revenues by Sector
(Billions of Yen)


'08
116.6
667.1
'07
103.6
643.2
'06
80.6
593.5
'05
63.2
531.0
'04
50.8
460.2
Farm Equipment and Engines
Construction Machinery

Revenues by Geographic Segment
(Billions of Yen)


'08
248.3
545.3
'07
258.3
488.5
'06
269.2
404.9
'05
258.8
335.4
'04
244.8
266.2
Overseas
Japan



Utility Vehicle



Rice Transplanter



Diesel Engine


Ductile Iron Pipe
PVC Pipes and Fittings
Valve
Rolling-mills Rolls
Cracking Tubes

Pipes, Valves, and Industrial Castings

Ductile Iron Pipes
Plastic Pipes
Spiral Welded Steel Pipes
Valves
Industrial Castings
Etc.


17.5%

Revenues for the year ended March 31, 2008

Revenues by Sector
(Billions of Yen)


'08 49.8 151.8
'07 38.9 155.3
'06 39.1 150.6
'05 34.0 136.6
'04 31.4 143.8
Pipes and Valves
Industrial Castings

Revenues by Geographic Segment
(Billions of Yen)


'08 171.0 30.6
'07 163.4 30.8
'06 167.2 22.5
'05 155.5 15.2
'04 152.5 22.7
Overseas
Japan


Sewage Sludge Concentrator
Sewage Treatment Plant
Pumps
Submerged Membranes
Ceramic Membrane

Environmental Engineering

Sewage Treatment Plants
Water Treatment Plants
Waste Treatment Plants
Pumps
Membrane Solutions
Etc.


6.1%

Revenues for the year ended March 31, 2008

Revenues by Sector
(Billions of Yen)


'08 70.9
'07 90.6
'06 109.9
'05 117.3
'04 115.7
Environmental Engineering

Revenues by Geographic Segment
(Billions of Yen)


'08 64.9 5.9
'07 86.5 4.1
'06 104.9 5.0
'05 113.5 3.8
'04 112.3 3.3
Overseas
Japan


Vending
Digital Load Cells
Scale
Wastewater Treatment Tank
Air-Conditioning Equipment

Other

Vending Machines
Electronic Equipped Machinery
Air-Conditioning Equipment
Wastewater Treatment Tanks
Etc.


7.7%

Revenues for the year ended March 31, 2008

Revenues by Sector
(Billions of Yen)


'08 78.5 9.9
'07 78.6 17.2
'06 78.6 13.5
'05 87.4 24.9
'04 85.6 51.8
Building Materials & Housing
Other

Revenues by Geographic Segment
(Billions of Yen)


'08 87.9 0.5
'07 95.3 0.5
'06 90.8 1.2
'05 111.6 0.7
'04 135.1 2.3
Overseas
Japan

Internal Combustion Engine and Machinery

Revenues in Internal Combustion Engine and Machinery were ¥793.7 billion, 6.3% higher than in the prior year, comprising 68.7% of consolidated revenues. Domestic revenues decreased 3.9%, to ¥248.3 billion, and overseas revenues increased 11.6%, to ¥545.3 billion. This segment comprises farm equipment, engines, and construction machinery.

In the domestic market, sales of farm equipment decreased. Most farmers, centering on those with medium-sized farms, maintained the strong trend to hesitate purchasing farm equipment, while the purchasing intention among some farmers began to show signs of improvement affected by the partial revision of new government agricultural policies and the firming up of the price of rice. In these circumstances, the Company actively implemented sales expansion policies to expand its customer base and was able to increase its market share; however, it could not overcome the effect of declining demand. Sales of construction machinery decreased due to stagnant demand resulting from the partial revision of Japan's building standards law. On the other hand, sales of engines increased steadily due to sales expansion to domestic manufacturers of construction and industrial machinery.

In overseas markets, sales of tractors, the Company's core product, increased steadily. In the United States, sales of tractors were at almost the same level as in the prior year while there were worsening subprime loan problems, the slowdown of the housing-related markets, and a serious drought in the southeastern region. In Europe, where favorable economic situations continued, sales of tractors showed strong expansion due to the

		Billions of Yen				
		2008	2007	2006	2005	2004
Revenues		**¥1,154.6**	¥1,127.5	¥1,065.7	¥994.5	¥939.2
Internal Combustion Engine and Machinery		**793.7**	746.8	674.1	594.3	511.0
Revenues by Sector	Farm Equipment and Engines	**677.1**	643.2	593.5	531.0	460.2
	Construction Machinery	**116.6**	103.6	80.6	63.2	50.8
Revenues in Japan and Overseas	Japan	**248.3**	258.3	269.2	258.8	244.8
	Overseas	**545.3**	488.5	404.9	335.4	266.2


M40 Tractor Series

active introduction of new products and aggressive promotional sales activities. In Asia outside Japan, tractors continued to report a large sales increase in Thailand where mechanized farming is rapidly developing.

As for construction machinery in North America, sales decreased due to the deterioration of the market, but sales in Europe reported a large expansion due to rising demand resulting from favorable economic situations and sales expansion of larger-sized products, which were introduced in the prior year. Sales of engines increased mainly due to steady sales in Europe. However, sales of farm machinery decreased due to a stagnation of the market for combine harvesters in China.


Combine Harvester


Tractor


Diesel Engine V3307


Tractor


8t Excavator

Pipes, Valves, and Industrial Castings


Ductile Iron Pipes

Revenues in Pipes, Valves, and Industrial Castings increased 3.8%, to ¥201.6 billion, from the prior year, comprising 17.5% of consolidated revenues. Domestic revenues increased 4.7%, to ¥171.0 billion, and overseas revenues decreased 0.8%, to ¥30.6 billion. This segment comprises pipes, valves, and industrial castings.

In the domestic market, although demand for ductile iron pipes and plastic pipes was lackluster, sales of these products stayed at the same level as in the prior year owing to the price hikes of these products. On the contrary, sales of industrial castings increased substantially due to sales increases of ductile tunnel segments and products for the steel and petrochemical industries.

In overseas markets, sales of industrial castings for the steel and petrochemical industries continued to increase largely owing to high levels of private-sector capital expenditures, while sales of ductile iron pipes decreased.


Cracking Tube, MERT (Mixing Element Radiant Tube)


Plastic Pipes and Fittings

		Billions of Yen				
		2008	2007	2006	2005	2004
Revenues		**¥1,154.6**	¥1,127.5	¥1,065.7	¥994.5	¥939.2
Pipes, Valves, and Industrial Castings		**201.6**	194.2	189.7	170.6	175.2
Revenues by Sector	Pipes and Valves	**151.8**	155.3	150.6	136.6	143.8
	Construction Machinery	**49.8**	38.9	39.1	34.0	31.4
Revenues in Japan and Overseas	Japan	**171.0**	163.4	167.2	155.5	152.5
	Overseas	**30.6**	30.8	22.5	15.2	22.7

Environmental Engineering


Sewage Treatment Plant

Revenues in Environmental Engineering decreased 21.8%, to ¥70.9 billion, from the prior year, comprising 6.1% of consolidated revenues. Domestic revenues decreased 24.9%, to ¥64.9 billion, and overseas revenues increased 43.6%, to ¥5.9 billion. This segment consists of environmental control plants and pumps.

In the domestic market, sales of the water and sewage engineering products, the waste engineering products, and pumps decreased due to the decline in public-sector demand and the drop in sales prices accompanying more-intense competition. In addition, the suspension of a designated pre-approved supplier that resulted from compliance issues and the discontinuation of a part of operations negatively impacted revenues of this segment.

In overseas markets, sales of pumps increased substantially from the prior year.


Ceramic Membrane Filtration System


Submerged Membrane System

		Billions of Yen				
		2008	2007	2006	2005	2004
Revenues		**¥1,154.6**	¥1,127.5	¥1,065.7	¥994.5	¥939.2
Environmental Engineering		**70.9**	90.6	109.9	117.3	115.7
Revenues by Sector	Environmental Engineering	**70.9**	90.6	109.9	117.3	115.7
Revenues in Japan and Overseas	Japan	**64.9**	86.5	104.9	113.5	112.3
	Overseas	**5.9**	4.1	5.0	3.8	3.3

Other



Vending Machine with Age-Identification Function

Revenues in Other decreased 7.7%, to ¥88.4 billion, from the prior year, comprising 7.7% of consolidated revenues. Domestic revenues decreased 7.7%, to ¥87.9 billion, and overseas revenues increased 2.2%, to ¥0.5 billion. This segment comprises vending machines, electronic equipped machinery, air-conditioning equipment, construction, septic tanks, condominiums, and other business.

Sales of vending machines increased due to a sales increase of cigarette vending machines that incorporate an age-identification function; however, revenues from construction and sales of air-conditioning equipment and septic tanks decreased. In addition, the sales of condominiums in the second half of the fiscal year were absent because shares of a subsidiary that conducted condominium business were partially sold and the subsidiary became an affiliated company. As a consequence, total revenues of this segment decreased from the prior year.



Air-Conditioning Equipment



Large-Scale Wastewater Treatment Tanks

		Billions of Yen				
		2008	2007	2006	2005	2004
Revenues		**¥1,154.6**	¥1,127.5	¥1,065.7	¥994.5	¥939.2
Other		**88.4**	95.8	92.1	112.3	137.4
Revenues by Sector	Building Materials & Housing	**9.9**	17.2	13.5	24.9	51.8
	Other	**78.5**	78.6	78.6	87.4	85.6
Revenues in Japan and Overseas	Japan	**87.9**	95.3	90.8	111.6	135.1
	Overseas	**0.5**	0.5	1.2	0.7	2.3

Five-Year Financial Summary

Kubota Corporation and Subsidiaries Years Ended March 31, 2008, 2007, 2006, 2005, and 2004

	Millions of Yen (Except Per Share Information)					Thousands of U.S. Dollars (Except Per Share Information) (Note 1)
	2008	2007	2006	2005	2004	2008
For the year						
Revenues	**¥1,154,574**	¥1,127,456	¥1,065,736	¥ 994,483	¥ 939,234	**$11,545,740**
Ratio to previous year	**102.4%**	105.8%	107.2%	105.9%	100.5%	
Cost of revenues	**824,093**	794,687	753,952	716,495	703,938	**8,240,930**
Selling, general, and administrative expenses	**192,935**	199,356	186,017	182,498	199,062	**1,929,350**
Loss from disposal and impairment of businesses and fixed assets	**671**	3,066	4,709	1,414	6,359	**6,710**
Operating income	**136,875**	130,347	121,058	94,076	29,875	**1,368,750**
Income from continuing operations	**67,837**	77,743	81,149	107,132	12,848	**678,370**
Income (loss) from discontinued operations, net of taxes	**189**	(1,286)	(115)	10,769	(1,148)	**1,890**
Net income:	**68,026**	76,457	81,034	117,901	11,700	**680,260**
Ratio to previous year	**89.0%**	94.4%	68.7%	1,007.7%	—	
Ratio to revenue	**5.9%**	6.8%	7.6%	11.9%	1.2%	
At year-end						
Total assets	**¥1,464,270**	¥1,502,532	¥1,405,402	¥1,193,056	¥1,124,225	**$14,642,700**
Working capital	**303,177**	240,417	241,786	171,326	199,747	**3,031,770**
Long-term debt	**183,945**	150,105	152,024	117,488	144,845	**1,839,450**
Total shareholders' equity	**648,097**	659,637	606,484	481,019	391,082	**6,480,970**
Per common share and per 5 common shares data (Yen and U.S. Dollars):						
Income from continuing operations per common share:						
Basic	**¥52.65**	¥60.00	¥62.23	¥80.97	¥9.57	**$0.53**
Diluted	**52.65**	60.00	61.76	78.91	9.34	**0.53**
Income from continuing operations per 5 common shares:						
Basic	**¥263.27**	¥299.99	¥311.13	¥404.86	¥47.86	**$2.63**
Diluted	**263.27**	299.99	308.57	394.55	46.70	**2.63**
Net income per common share:						
Basic	**¥52.80**	¥59.01	¥62.14	¥89.11	¥8.72	**$0.53**
Diluted	**52.80**	59.01	61.67	86.83	8.53	**0.53**
Net income per 5 common shares:						
Basic	**¥264.01**	¥295.03	¥310.69	¥445.56	¥43.58	**$2.64**
Diluted	**264.01**	295.03	308.34	434.16	42.64	**2.64**
Shareholders' equity per common share outstanding	**¥506.09**	¥510.75	¥466.71	¥369.90	¥291.81	**$5.06**
Shareholders' equity per 5 common shares outstanding	**¥2,530.44**	¥2,553.74	¥2,333.55	¥1,849.49	¥1,459.05	**$25.30**
Cash dividends per common share	**¥13**	¥11	¥9	¥6	¥6	**$0.13**
Cash dividends per 5 common shares	**¥65**	¥55	¥45	¥30	¥30	**$0.65**

Notes:
1. The U.S. dollar amounts in this report represent translations of Japanese yen, for convenience only, at the rate of ¥100=US$1. See Note 1 to the consolidated financial statements.
2. The Company has not accounted for a nonmonetary security exchange transaction that occurred during the year ended March 31, 1997 in accordance with accounting principles generally accepted in the United States of America. See Note 1 to the consolidated financial statements.
3. Per share amounts have been calculated per common share and per 5 common shares since each American Depository Share represents 5 shares of common stock.
4. Cash dividends per common share are based on dividends paid during the year.
5. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the figures of the consolidated statements of income for the prior years related to the discontinued operations have been separately reported from the ongoing operating results to conform with the current year presentation. See Note 19 to the consolidated financial statements.

1. OPERATING RESULTS

Revenues

For the year ended March 31, 2008, revenues of Kubota Corporation and subsidiaries (collectively, "the Company") increased ¥27.1 billion (2.4%), to ¥1,154.6 billion ($11,546 million), from the prior year.

In the domestic market, revenues decreased ¥31.3 billion (5.2%), to ¥572.2 billion ($5,722 million), from the prior year. Revenues in Internal Combustion Engine & Machinery decreased due to lower sales of farm equipment and construction machinery affected by stagnant market conditions. Revenues in Pipes, Valves, and Industrial Castings increased due to a large increase in sales of industrial castings, while sales of ductile iron pipes and plastic pipes remained at the same level as in the prior year. Revenues in Environmental Engineering decreased, adversely affected by the discontinuation of a part of operations. Revenues in Other decreased due to drops in sales of condominiums and construction, while sales of vending machines expanded.

Revenues in overseas markets increased ¥58.4 billion (11.1%), to ¥582.3 billion ($5,823 million), from the prior year. In North America, sales of construction machinery and engines decreased in adverse market conditions, while sales of tractors remained at almost the same level as in the prior year. On the contrary, in Europe, sales of tractors, construction machinery, and engines all increased by large margins. In Asia outside Japan, sales of tractors continued to increase favorably in Thailand. As a result, the ratio of overseas revenues to consolidated revenues rose 3.9 percentage points, to 50.4% compared with the prior year, and overseas revenues exceeded domestic revenues for the first time ever.

Revenues by Industry Segment

1) Internal Combustion Engine and Machinery

Revenues in Internal Combustion Engine and Machinery were ¥793.7 billion ($7,937 million), 6.3% higher than in the prior year, and comprising 68.7% of consolidated revenues. Domestic revenues decreased 3.9%, to ¥248.3 billion ($2,483 million), and overseas revenues increased 11.6%, to ¥545.3 billion ($5,453 million). This segment comprises farm equipment, engines, and construction machinery.

Domestic revenues in Internal Combustion Engine and Machinery declined from those in the prior year, owing to a weak performance in the farm equipment business. The domestic farm equipment market continued to be lackluster during the fiscal year under review and experienced a substantial decline in demand. The Company was able to attain sales in its core tractor business at approximately the same level as in the prior year, in part through the introduction of new models, but sales of combines and other farm equipment declined. Demand for construction machinery was stagnant because of the adverse impact of the partial revision of Japan's building standards law, and the Company's revenues generated in this field declined slightly. On the other hand, sales of engines, mainly to manufacturers of construction and industrial machinery, showed steady expansion.

In overseas markets, sales of tractors, construction machinery, and engines all posted expansion. Sales of both tractors and construction machinery recorded another fiscal year of double-digit expansion. Also, sales of engines showed steady expansion. However, farm equipment, such as combine harvesters and rice transplanters, posted a decline from the prior year because of a drop in sales in China in reaction to strong sales in the prior year.

2) Pipes, Valves, and Industrial Castings

Revenues in Pipes, Valves, and Industrial Castings increased 3.8%, to ¥201.6 billion ($2,016 million), from the prior year, and comprising 17.5% of consolidated revenues. Domestic revenues increased 4.7%, to ¥171.0 billion ($1,710 million), and overseas revenues decreased 0.8%, to ¥30.6 billion ($306 million). This segment comprises pipes, valves, and industrial castings.

Demand for ductile iron pipes and plastic pipes, which are this segment's core products, was weak, but by increasing prices and adopting other measures, the Company was able to secure pipe sales at about the same level as in the prior year. On the other hand, sales of industrial castings showed favorable expansion over the prior year because of recovery in demand for tunnel-support materials (ductile tunnel segments) and a strong performance of reformer and cracking tubes for chemical plants.

In overseas markets, although sales of ductile iron pipes experienced a substantial decline, overall sales were about the same as in the prior year because of increases in sales of reformer and cracking tubes.

3) Environmental Engineering

Revenues in Environmental Engineering decreased 21.8%, to ¥70.9 billion ($709 million), from the prior year, and comprising 6.1% of consolidated revenues. Domestic revenues decreased 24.9%, to ¥64.9 billion ($649 million), and overseas revenues increased 43.6%, to ¥5.9 billion ($59 million). This segment consists of environmental control plants and pumps.

Environmental Engineering confronted challenging operating conditions again during the fiscal year under review as a result of the shrinkage in public-sector demand and declining sales prices. In addition, orders declined because of the Company's business contraction of the waste incinerating plant business and the public-sector recycling plant business and the suspension of a designated pre-approved supplier. As a consequence, revenues of this segment posted a marked decline.

4) Other

Revenues in Other decreased 7.7%, to ¥88.4 billion ($884 million), from the prior year, and comprising 7.7% of consolidated revenues. Domestic revenues decreased 7.7%, to ¥87.9 billion ($879 million), and overseas revenues increased 2.2%, to ¥0.5 billion ($5 million). This segment comprises vending machines, electronic-equipped machinery, air-conditioning equipment, construction, septic tanks, condominiums, and other business.

Following the sale of a part of the shares of subsidiary Kubota Maison, the Company ceased the reporting of revenues from condominium development and sales business in the second half of the fiscal year under review. Among other businesses in this segment, sales of vending machines rose because of a special factor, namely, the introduction of adult identification cards for cigarette vending machines, but revenues from construction, air-conditioning equipment, and septic tanks declined.

Cost of Revenues, SG&A Expenses, and Loss from Disposal and Impairment of Business and Fixed Assets

The cost of revenues increased 3.7% from the prior year, to ¥824.1 billion ($8,241 million). The cost of revenues as a ratio to consolidated revenues increased 0.9 percentage point, to 71.4%. The increase in the ratio was attributable to sharp rising material costs, including for scrap iron and synthetic resin.

Selling, general, and administrative (SG&A) expenses decreased 3.2% from the prior year, to ¥192.9 billion ($1,929 million). The ratio of SG&A expenses to revenues decreased 1.0 percentage point, to 16.7%. This decrease was mainly due to the decreased burden of asbestos-related expenses compared with the prior year.

Loss from disposal and impairment of businesses and fixed assets decreased 78.1% from the prior year, to ¥0.7 billion ($7 million), due to an absence of a restructuring expense of construction businesses recorded in the prior year.

Operating Income

Operating income increased ¥6.5 billion (5.0%), to ¥136.9 billion ($1,369 million), from the prior year, the highest level in the Company's history. By segment, operating income in Internal Combustion Engine and Machinery expanded due to the increase in revenues. Operating income in Pipes, Valves, and Industrial Castings decreased, owing to sharp price hike of raw materials. Operating income in Environmental Engineering remained in deficit due to a sales decrease and declining profit margins from intensifying competition.

Operating income in Other rose mainly due to increased sales of vending machines.

Operating income or loss in each industry segment (before the elimination of intersegment profits and corporate expenses) was as follows: Internal Combustion Engine and Machinery, operating income of ¥133.0 billion ($1,330 million), a 6.5% increase; Pipes, Valves, and Industrial Castings, operating income of ¥15.2 billion ($152 million), a 30.8% decrease; Environmental Engineering, operating loss of ¥5.0 billion ($50 million), as compared to an operating loss of ¥5.6 billion; and Other, operating income of ¥8.6 billion ($86 million), a 20.2% increase.

Other Income (Expenses)

Other expenses, net, was ¥14.3 billion ($143 million), as compared to ¥1.2 billion of income in the prior year. This substantial decrease was mainly due to increases in the foreign exchange loss and valuation losses on other investments. The valuation losses were caused by a stock market slump.

Income from Continuing Operations before Income Taxes, Minority Interests in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥122.6 billion ($1,226 million), a decrease of ¥9.0 billion from the prior year.

Income Taxes, Minority Interests in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies

Income taxes decreased 1.9% from the prior year, to ¥48.0 billion ($480 million). The effective tax rate was 39.2%.

Minority interests in earnings of subsidiaries increased ¥0.6 billion, to ¥6.8 billion ($68 million), which resulted from the favorable operating performances of overseas subsidiaries. Equity in net income of affiliated companies decreased ¥1.3 billion from the prior year, to ¥0.1 billion ($1 million), mainly due to a deterioration of the financial results of a house-related affiliated company, which was affected by the adverse impact of the partial revision of Japan's building standards law.

Income from Continuing Operations

Income from continuing operations decreased 12.7% from the prior year, to ¥67.8 billion ($678 million).

Income (Loss) from Discontinued Operations, Net of Taxes

Income from discontinued operations, net of taxes, was ¥0.2 billion ($2 million) in the year under review, compared with a ¥1.3 billion loss in the prior year.

Net Income

Due to the factors described above, net income decreased 11.0% from the prior year, to ¥68.0 billion ($680 million). Return on shareholders' equity decreased 1.7 percentage points, to 10.4%, from the prior year.

Income per ADS

Basic net income per ADS (five common shares) was ¥264 ($2.64), as compared to ¥295 in the prior year.

Dividends

The Company has decided to pay ¥40 per ADS as year-end cash dividends. Accordingly, including the interim dividend of ¥30 per ADS already paid, the total dividends declared for the entire fiscal year will be ¥70 per ADS, which will be ¥10 per ADS higher than in the prior year. This year-end dividend is to be paid after ordinary general meeting of shareholders in June 2008.

The Company's basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with share buybacks and the cancellation of treasury stock. For reference's sake, the Company purchased 10.93 million shares outstanding (¥8.0 billion, $80 million) and retired 6.00 million shares of treasury stock (¥4.4 billion, $44 million) during the year under review.

Comprehensive Income

Comprehensive income was ¥13.0 billion ($130 million), ¥54.3 billion lower from the prior year. This decrease was mainly due to a decrease in unrealized gains on securities and recorded pension liability adjustment affected by the stock market slump.

2. LIQUIDITY AND CAPITAL RESOURCES

Finance and Liquidity Management

The Company's financial policy is to ensure adequate financing and liquidity for its operations and to maintain the strength of its balance sheet. Through cash and cash equivalents, other current assets, cash flows provided by operating activities, and borrowing, the Company is in a position to fully finance the expansion of its business, R&D, and capital expenditures for current and future business projects. The specific methods of obtaining financing available to the Company are borrowing from financial institutions, the securitization of trade receivables, establishing committed lines of credit, and the issuance of bonds and commercial paper (CP) in the capital markets.

Annual interest rates of short-term borrowings ranged primarily from 0.50% to 5.59% at March 31, 2008. The weighted average interest rate on such short-term borrowings was 4.9%. As for long-term debt, interest rates were primarily fixed, and the weighted average interest rate on such long-term debt at March 31, 2008, was 4.2%. With regard to the maturity profile of these borrowings, please refer to "Tabular Disclosure of Contractual Obligations".

In North America, the Company maintains an accounts receivable securitization program of trade receivables and finance receivables. The Company may sell both trade and finance receivables through independent securitization trusts. Trade receivables and finance receivables sold under the securitization program are excluded from receivables in the accompanying consolidated balance sheets.

Regarding the lines of credit, the Company has established committed lines of credit totaling ¥20.0 billion ($200 million) with certain Japanese banks. However, the Company currently does not use these lines. In the United States, Europe, and Asia, the Company maintains adequate uncommitted lines of credit with financial institutions. The Company also maintains a CP program allowing for the issuance of CP of up to ¥100.0 billion ($1,000 million). There was no outstanding issue of CP as of the end of March 2008.

The Company utilizes Group financing. With Group financing, the Company centralizes and pursues the efficiency of cash management domestically through the Kubota Cash Management System, under which the excess or shortage of cash at most of its subsidiaries in Japan is invested or funded, as necessary.

To maintain the strength of its balance sheet and help secure adequate funding resources, the Company carefully monitors its interest-bearing debt, excluding debt related to sale financing programs. The Company is providing sale financing programs to support machinery sales in North America, Japan, and Thailand. The Company believes an increase of debt related to sales financing programs is a result of business expansion. At the end of March 2008, the amount of interest-bearing debt was ¥363.0 billion ($3,630 million). Of the ¥363.0 billion, ¥323.0 billion ($3,230 million) was borrowings from financial institutions, and the remaining ¥40.0 billion ($400 million) consisted of corporate bonds.

The Company plans its capital expenditures considering future business demand and cash flows. The Company intends to fund the investment basically through cash obtained by operating activities, and to also utilize available borrowings from financial institutions. The Company's commitments for capital expenditures are not material.

The Company's basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with repurchases of treasury stock. We use net cash provided by operating activities for these dividends and repurchases.

The amount of working capital increased ¥62.8 billion, to ¥303.2 billion ($3,032 million), from the prior year-end. Additionally, the ratio of current assets to current liabilities increased 16.7 percentage points, to 158.4%, due primarily to decreases in notes and accounts payable, short-term borrowings and income taxes payable. There is some seasonality to the Company's liquidity and capital resources because a high percentage of the notes and accounts receivable from local governments is collected during April through June each year.

All things considered, the Company believes that it can support its current and anticipated capital and operating expenditures for the foreseeable future. The currencies in which the Company has its debt are mainly Japanese yen and U.S. dollars. There are no restrictions regarding the manner in which the funds may be used.

Ratings

The Company has obtained a credit rating from Rating and Investment Information, Inc. (R&I), a rating agency in Japan, to facilitate access to funds from the capital market in Japan. The Company's ratings are "A+" for long-term debt and "a-1" for short-term debt as of March 2008 and its outlook is positive. The Company's favorable credit ratings provide it access to capital markets and investors.

ASSETS, LIABILITIES, AND SHAREHOLDERS' EQUITY

Assets

Total assets at the end of March 2008 amounted to ¥1,464.3 billion ($14,643 million), a decrease of ¥38.3 billion (2.5%) from the end of the prior year.

Current assets were ¥822.6 billion ($8,226 million), an increase of ¥5.5 billion from the prior year-end. Current assets increased due to increases in short-term finance receivables and other current assets. Inventory turnover dropped 0.3 point, to 5.6 times. Investments and long-term finance receivables decreased ¥48.4 billion, to ¥350.5 billion ($3,505 million), because other investments decreased, owing to a decrease in the unrealized gain on securities. Property, plant, and equipment slightly increased ¥0.4 billion, to ¥238.1 billion ($2,381 million). Other assets increased ¥4.2 billion, to ¥53.1 billion ($531 million).

Liabilities

Total liabilities amounted to ¥772.9 billion ($7,729 million), a decrease of ¥33.9 billion (4.2%) from the end of the prior year.

Current liabilities were ¥519.5 billion ($5,195 million), a decrease of ¥57.2 billion from the prior year-end, due to decreases of trade notes and accounts payable, income taxes payable, short-term borrowings, and current portion of long-term debt. On the other hand, long-term liabilities increased ¥23.3 billion, to ¥253.5 billion ($2,535 million), due to increases in long-term debt and accrued retirement and pension costs affected by the stock market slump. However, other long-term liabilities decreased due to a decrease in long-term deferred tax liability, which was also affected by the stock market slump.

Minority Interests

Minority interests amounted to ¥43.2 billion ($432 million), an increase of ¥7.2 billion (19.9%) from the end of the prior year as a result of favorable performances of foreign subsidiaries.

Shareholders' Equity

Total shareholders' equity amounted to ¥648.1 billion ($6,481 million), a decrease of ¥11.5 billion (1.7%) from the end of the prior year.

Retained earnings increased ¥47.1 billion, to ¥423.9 billion ($4,239 million), from the prior year-end due to the recorded net income. On the other hand, accumulated other comprehensive income decreased mainly due to decreased unrealized gains on securities and recorded pension liability adjustment caused by the stock market slump. Treasury stock amounted to ¥3.8 billion ($38 million). The Company repurchased ¥8.0 billion ($80 million) of treasury stock and retired ¥4.4 billion ($44 million) during the year under review.

The shareholders' equity ratio* was 44.3%, 0.4 percentage point higher than at the prior year-end. The debt-to-equity ratio** was 56.0%, 3.0 percentage points higher than at the prior year-end.

* Shareholders' equity ratio = shareholders' equity / total assets

** Debt-to-equity ratio = interest-bearing debt / shareholders' equity

Off-Balance Sheet Arrangements

The Company utilizes accounts receivable securitization programs, which are important for the Company to broaden its funding sources and raise cost-effective funds. In the programs, the Company sells the trade accounts receivables to independent securitization trusts (the "Trusts"). At the time the receivables are sold to the Trusts, the receivables are removed from the consolidated balance sheets of the Company. The Company retains servicing responsibilities and subordinated interests. The purchaser has no recourse to the Company's other assets for failure of debtors to pay when due. The Company's interest in sold receivables is subordinate to the purchaser's interest, and the Company serves as credit enhancements for the securities issued by the Trusts. The value of the Company's interest in sold receivables is subject to credit, repayment, dilution, and interest rate risks on sold receivables. The Company is obligated to repurchase any receivable if the interest of the administrative agent is materially adversely affected by a breach of representation or warranty.

The Company provides guarantees to distributors, including affiliated companies, and customers for their borrowing from financial institutions. The Company would have to perform under these guarantees in the event of default on a payment within the guarantee periods. The maximum potential amount of undiscounted future payments of these financial guarantees as of March 31, 2008, was ¥2.6 billion ($26 million).

Derivatives

To offset currency and interest rate fluctuation risks, the Company uses various types of derivatives, including foreign exchange forward contracts, currency swaps, and interest rate swaps. As a basic policy, the Company conducts its derivative transactions within the range of its outstanding credit and obligations, and the Company does not engage in speculative derivative transactions. The counterparties for the Company's derivative transactions are financial institutions with high creditworthiness; therefore, the Company does not anticipate any credit losses on such transactions. For more specific details, please refer to Note 14 to the consolidated financial statements.

Tabular Disclosure of Contractual Obligations

The following summarizes contractual obligations at March 31, 2008.

	Millions of Yen				
		Payments Due by Period			
Year Ended March 31, 2008	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations:					
Short-term borrowings	¥113,087	¥113,087	¥ —	¥ —	¥ —
Capital lease obligations	6,471	3,484	2,713	245	29
Long-term debt	243,450	62,492	136,286	33,348	11,324
Deposits from customers	2,700	2,700	—	—	—
Operating lease obligations	1,563	826	495	167	75
Commitments for capital expenditures	3,756	3,756	—	—	—
Interest payments	17,333	7,884	7,806	1,321	322
Total	¥388,360	¥194,229	¥147,300	¥35,081	¥11,750

	Thousands of U.S. Dollars				
		Payments Due by Period			
Year Ended March 31, 2008	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations:					
Short-term borrowings	$1,130,870	$1,130,870	$ —	$ —	$ —
Capital lease obligations	64,710	34,840	27,130	2,450	290
Long-term debt	2,434,500	624,920	1,362,860	333,480	113,240
Deposits from customers	27,000	27,000	—	—	—
Operating lease obligations	15,630	8,260	4,950	1,670	750
Commitments for capital expenditures	37,560	37,560	—	—	—
Interest payments	173,330	78,840	78,060	13,210	3,220
Total	$3,883,600	$1,942,290	$1,473,000	$350,810	$117,500

The Company's contributions to pension plans for the year ending March 31, 2009 are expected to be ¥14,216 million ($142,160 thousand).

3. CASH FLOWS

Net cash provided by operating activities during the year under review was ¥90.1 billion ($901 million), a decrease of ¥6.7 billion from the prior year. Although the notes and accounts receivable decreased largely, total net cash provided by operating activities decreased from the prior year due to a large decrease in notes and accounts payable, a decrease in income taxes payable, and an increase in other current assets.

Net cash used in investing activities was ¥72.3 billion ($723 million), a decrease of ¥17.7 billion from the prior year. Although purchases of fixed assets were almost same level as in the prior year, total net cash used in investing activities decreased largely due to an increase in collection of finance receivables in the Internal Combustion Engine and Machinery segment.

Net cash used in financing activities was ¥11.7 billion ($117 million), a decrease of ¥5.2 billion from the prior year. Although the repayment of short-term borrowings and cash dividends increased, borrowing of long-term debt increased. Consequently, net cash used in investing activities slightly decreased.

As a result, including the effect of the exchange rate, cash and cash equivalents at the end of March 2008 were ¥88.8 billion ($888 million), an increase of ¥6.2 billion from the prior year.

4. CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of these statements requires the uses of estimates and assumptions about future events. Accounting estimates and assumptions discussed in this section are those that the Company considers to be the most critical to an understanding of its financial statements.

Impairment of Assets

The application of impairment accounting requires the use of significant estimates and assumptions. Impairment testing for assets requires the allocation of cash flows to those assets and, if required, an estimate of fair value for the assets. The Company's estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and would not reflect unanticipated events and circumstances that may occur.

Pension Assumptions

The measurement of the Company's benefit obligation to its employees and the periodic benefit cost requires the use of certain assumptions, such as estimates of discount rates, expected return on plan assets, retirement rate, mortality rate, and rate of increase in points under the point-based benefit system. The most critical assumptions are the discount rate and the expected return on plan assets. In preparing the financial statements for the year ended March 31, 2008, the Company assumed a discount rate of 2.5% and an expected return on plan assets of 3.0%.

The Company immediately recognizes net actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred, while the portion between 10% and 20% is amortized over the average participants' remaining service period. Accordingly, significant changes in assumptions or significant divergences of actual results from the assumptions may have a material effect on periodic benefit cost in the future periods.

Lower discount rate increases benefit obligations, which could affect the periodic benefit cost in the following years by an increase in service cost, a decrease in interest cost, and, if amortized, an increase in amortization cost through the amortization of actuarial loss. A decrease of 50 basis points in the discount rate increases the benefit obligations at March 31, 2008, by approximately ¥8.4 billion ($84 million). The lower rate of return on plan assets decreases the expected return amount in the next year. A decrease of 50 basis points in the expected rate of return on plan assets increases the periodic benefit cost for the year ending March 31, 2009, by approximately ¥0.5 billion ($5 million). On the other hand, the divergence between the expected and actual return on plan assets could affect the periodic benefit cost, if amortized, in the following years by an increase or decrease in amortization cost through the amortization of actuarial gain or loss.

Income Taxes

The Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," on April 1, 2007. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As a result, the Company recognizes tax liabilities based on estimates of whether additional taxes will be due. These tax liabilities are recognized when, despite the Company's belief that its tax return positions are supportable, the Company believes that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. The Company uses a more likely than not threshold to the recognition and derecognition of tax positions. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

Significant judgment is also required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, the Company considers all available evidence, including past operating results, estimates of future taxable income, and the feasibility of ongoing tax planning strategies. In the event that the Company changes its determination as to the amount of deferred tax assets that can be realized, the Company will adjust its valuation allowance with a corresponding impact to income tax expense in the period in which such determination is made.

Loss Contingencies

The Company is currently facing asbestos-related issues, and is involved in some legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure on a regular basis. If the potential losses from these matters are considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability and may revise the estimates. Such revisions in the estimates of the potential liabilities could have a material impact on the Company's results of operations and financial position.

5. BUSINESS RISKS

Declines in economic conditions in the Company's major markets, including private-sector capital expenditure, construction investment, and domestic public investment, may adversely impact the results of operations of the Company.

Industrial and capital goods make up a substantial portion of the Company's products. Accordingly, revenues of the Company may decrease due to declining demand resulting from declines in general economic conditions, including private-sector capital expenditures, construction investment, and domestic public investment. In addition, governmental agricultural policies may adversely affect domestic sales of agriculture-related products. In overseas markets, especially those of North America and Europe, sales of the Company's products, such as utility/compact tractors, may decrease due to declines in general economic conditions, including private consumption and residential construction investment in those regions.

Fluctuations of foreign exchange rates, including a stronger yen, may reduce revenues and adversely affect the results of operations of the Company.

The Company has overseas revenues and manufacturing subsidiaries. The financial results of each overseas subsidiary are consolidated into the results of the parent company after translation into Japanese yen. In addition, the transactions between the parent company and overseas subsidiaries or customers are generally denominated in the local currencies. The payments received in local currencies on such transactions are converted to Japanese yen. As a result, fluctuations in foreign exchange rates affect the consolidated financial results. In general, a stronger yen against other currencies adversely affects revenues and the results of operations of the Company.

If the prices of raw materials increase and the Company has difficulties in procuring adequate supplies of them, there may be a material adverse effect on the Company's results of operations.

The Company purchases substantial raw materials and parts from outside suppliers. If the prices of raw materials substantially increase due to the supply and demand gap and changes in market conditions, and stay at high levels for a long time, they may deteriorate the Company's profitability. Also, if the Company has difficulties in procuring adequate supplies of raw materials, there may be a material adverse effect on the Company's results of operations due to difficulties in production and sales activities.

The risks associated with international operations may adversely affect revenues and profitability of the Company.

In some businesses of the Company, substantial overseas operations are conducted. Accordingly, the Company is subject to a number of risks inherent in doing business in those markets. If such risks occurred, the Company may face difficulties in stable production and sales of products in overseas markets that may affect revenues and profitability of the Company or they may hinder growth of the Company in specific countries. The following risks are serious concerns for the Company:

- Unexpected changes in international, or in an individual country's, tax regulations;
- unexpected legal or regulatory changes in a country;
- difficulties in retaining qualified personnel;
- underqualified technological skills or instability between management and employee unions in developing countries; and
- political instability in those countries.

Among the United States, the EU, and Asian countries, which are important markets for the Company, the previously mentioned risks in Asian countries seem to be relatively higher than those of other regions.

If strategic alliances, mergers, and acquisitions may not generate successful results as planned, then the Company's profitability may deteriorate.

The Company expects to use strategic alliances, mergers, and acquisitions to seek further growth. The success of these activities depends on such factors as the Company's business environment, the ability of its business counterparts, and whether the Company and its counterparts share common goals. Therefore, if these activities are not successful and returns on related investments are lower than expected, the Company's profitability may deteriorate.

If the Company is not able to successfully create new businesses or businesses complementary to the current ones, then there may be a negative impact on the Company's financial position.

As part of its structural renovation, the Company is attempting to cultivate new businesses or businesses that are complementary to the current ones. In general, there are numerous competitors, and competition is very harsh in those markets. If the Company fails to develop the required personnel or abilities to produce and market appropriate products, subsequent impairment charges may be taken, or there may be a negative impact on the Company's financial position.

Impairment losses on investments in marketable securities may occur as a result of stock market fluctuations, which may have a material adverse effect on the Company's results of operations and financial position.

As of March 31, 2008, the Company owns securities with a fair value of approximately ¥135.1 billion ($1,351 million). In general, most of these securities are equity securities. Accordingly, impairment losses may occur, depending on stock market fluctuations, which may have a material adverse effect on the Company's results of operations, and financial position.

The Company is subject to intensifying competitive pressures. Unless the Company surpasses other companies in each of its businesses, revenues and /or net income may decrease in the future.

The Company is exposed to severe competition in each of its businesses. Unless the Company surpasses other companies in such areas as terms of trade, R&D, and quality, revenues and/or net income may decrease in the future.

If the Company's products and services are alleged to have serious defects, that may have a material effect on the Company's results of operations and financial position.

If the Company's products and services are alleged to have serious defects, the Company may have liability for significant damages, and there may be a material effect on the Company's results of operations and financial position. If such claims are asserted, the Company may lose the confidence of the public and suffer a reduction in its brand value, which may result in decreased revenues or demand for its products.

The Company may be required to incur considerable expenses in order to comply with various environmental laws and regulations. Such expenses may have a material effect on the Company's results of operations and financial position.

The Company is subject to various environmental laws and regulations that apply to its products and activities. If these environmental laws and regulations, such as those that impose carbon dioxide emission controls, emission controls, and usage restrictions for certain materials which are used in the Company's products, are strengthened or newly established in jurisdictions in which the Company conducts its businesses, the Company may be required to incur considerable expenses in order to comply with such laws and regulations. Such expenses may have a material effect on the Company's results of operations and financial position. To the extent that the Company determines that it is not economical to continue to comply with such laws and regulations, the Company may have to curtail or discontinue its activities in the affected business areas.

The Company may be required to incur significant expenses in connection with environmental damage its activities may allegedly cause. Such expenses may have a material effect on the Company's results of operations and financial position.
Claims may arise that the Company's activities have caused environmental contamination, including the release of hazardous materials or air pollution, water pollution, and/or soil contamination. In such an event, the Company may elect or be required to implement costly corrective actions to resolve any issues associated with the release or presence of such hazardous materials or contamination and may face associated litigation. These factors may have a material effect on the Company's results of operations and financial position.

If the Company is required to incur significant expenses relevant to asbestos-related issues, then there may be a material adverse effect on the Company's results of operations, financial position, and its liquidity.
The Company previously manufactured products containing asbestos from 1954 to 2001. The Company may be required to incur various expenses, including payments to the individuals concerned or face lawsuits related to the asbestos-related health hazards of employees (including former employees) who engaged in the manufacturing of products containing asbestos, and residents who lived near the Company's factory at which these products were manufactured. If such expenses become significant or any lawsuits result in judgments unfavorable to the Company, there may be a material adverse effect on the Company's results of operations, financial position, and its liquidity.

The Company may experience a material effect on its results of operations and financial position if it faces issues related to compliance.
The Company has declared its intention to conduct its corporate activities in compliance with legal regulations and ethical principles, and to exert efforts to cause all management and staff of the Group companies not to act in violation of various legal regulations, ethical standards, or internal regulations. However, in the event that compliance issues arise notwithstanding such efforts, there is a possibility that the Company may be subject to disciplinary action by government ministries supervising its activities or to lawsuits, or may suffer a loss of public confidence, that could have a material effect on the Company's results of operations and financial position.

If the Company was damaged by natural disasters, then the Company's operations may suffer great losses.
Japan is a country with frequent earthquakes. In case of a strong earthquake or related tidal wave, the Company may be affected in the operation of its manufacturing, logistics, and sales activities, and may lose revenues and profits depending on the severity of the earthquake or tidal wave. Japan also is hit by typhoons very frequently. In case major plants are struck by a large and powerful typhoon, the Company's operations may suffer great losses due to disruption of operations, delay in production and shipment, and restoration costs for facilities.

6. RESEARCH AND DEVELOPMENT

R&D expenses were ¥24.8 billion ($248 million), an increase of ¥1.9 billion from the prior year, and its ratio to revenues increased 0.12 percentage point, to 2.15%. R&D expenses were mainly spent on R&D activities of the Internal Combustion Engine and Machinery segment.

7. CAPITAL EXPENDITURES

Capital expenditures amounted to ¥35.2 billion ($352 million). Capital expenditures were spent on expanding production capacity, such as building a new factory in Thailand and expanding production in domestic factories, and rationalization investment. The amount of depreciation and amortization expense was ¥30.1 billion ($301 million), an increase of ¥5.0 billion from the prior year. The funds for these capital expenditures were mainly provided by internal operations.

8. MATTERS RELATED TO THE HEALTH HAZARD OF ASBESTOS

Background

Until 1995, the Company's plant in Amagasaki, Hyogo Prefecture, which is now a Company office, produced products containing asbestos. In April 2005, the Company was advised that some residents who lived near the former plant suffered from mesothelioma, a form of cancer that is said to be mainly caused by the aspiration of asbestos. The Company announced its intention in June 2005 to act seriously and faithfully concerning various issues of the health hazard of asbestos from the viewpoint of corporate social responsibility (CSR) as a company that had once manufactured products containing asbestos for a long time.

According to the Company's basic policy, the Company started the program of consolation payments to patients with mesothelioma who lived near the former plant and to the families of residents who died from mesothelioma. In April 2006, the Company decided to establish the relief payment system in place of the consolation payment system and make additional payment to the residents to whom consolation payment or condolence payment was paid or payable.

With regard to current and former employees of the Company who are suffering from, or have died of, asbestos-related diseases, the Company has paid, or is paying, compensation in accordance with policies that were established in the early 1990s, which include compensation for medical expenses, special health checkups for retired employees, and certain additional payments to workers' compensation that are not required by law but are voluntarily made by the Company.

As a result of the asbestos issue becoming an object of public concern, the Japanese government newly established the Law for the Relief of Patients Suffering from Asbestos-Related Diseases ("New Asbestos Law") in March 2006. Based on the New Asbestos Law, a Fund for the Relief of Patients Suffering from Asbestos-Related Diseases (the "Fund") was established, and the Fund, from which the relief aid is paid, is funded by the national government, municipal governments, and business entities. The payment of contribution to the Fund by each business entity commenced from the year ended March 31, 2008.

Contingencies Regarding Asbestos-Related Matters

The Company expenses the payments for the health hazard of asbestos based on the Company's policies and procedures. The amounts of these expenses during the year under review were approximately ¥1.1 billion ($11 million). The Company believes it is not possible to reasonably estimate the amount of its ultimate liability relating to asbestos issues. However, the Company believes asbestos-related issues contain potentially material risks for the Company's consolidated results of operations, financial position, and its liquidity.

9. OUTLOOK FOR THE NEXT FISCAL YEAR

Financial Outlook

The Company forecasts consolidated revenues for the year ending March 31, 2009, will decrease from the year under review. In the domestic market, revenues in Environmental Engineering are expected to be approximately at the same level as the year under review. However, revenues in Internal Combustion Engine and Machinery, Pipes, Valves, and Industrial Castings and Other are forecast to decrease. As a result, total domestic revenues are forecast to decrease from the year under review. In overseas markets, although revenues in Pipes, Valves, and Industrial Castings, and Environmental Engineering are expected to increase from the year under review, revenues in Internal Combustion Engine and Machinery are forecast to decrease. As a result, total overseas revenues are forecast to decrease from the year under review.

The Company forecasts operating income will decrease from the year under review, mainly due to appreciation of the yen and sharp price hikes of raw materials.

The Company expects that income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies and net income for the next fiscal year will decrease from the year under review due to a decrease in operating income.

Cautionary Statements with Respect to Forward-Looking Statements

This document may contain forward-looking statements that are based on management's expectations, estimates, projections, and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in the forward-looking statements due to a variety of factors, including, and without limitation, general economic conditions in the Company's markets, particularly government agricultural policies; levels of capital expenditures, both in the public and private sectors; foreign currency exchange rates; continued competitive pricing pressures in the marketplace; as well as the Company's ability to continue to gain acceptance of its products among the public.

■ SEGMENT INFORMATION

The following segment information for the years ended March 31, 2008 and 2007, which is required under the regulations of the Financial Instruments and Exchange Act of Japan, is not consistent with accounting principles generally accepted in the United States of America.

Industry Segments

Year Ended March 31, 2008	Millions of Yen						
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues:							
Unaffiliated customers	¥793,654	¥201,599	¥70,878	¥ 88,443	¥1,154,574	¥ —	¥1,154,574
Intersegment	16	485	97	15,551	16,149	(16,149)	—
Total	793,670	202,084	70,975	103,994	1,170,723	(16,149)	1,154,574
Cost of revenues and operating expenses	660,709	186,849	75,997	95,427	1,018,982	(1,283)	1,017,699
Operating income (loss)	¥132,961	¥ 15,235	¥ (5,022)	¥ 8,567	¥ 151,741	¥(14,866)	¥ 136,875
Identifiable assets at March 31, 2008	¥932,231	¥192,433	¥59,149	¥ 79,796	¥1,263,609	¥200,661	¥1,464,270
Depreciation	19,791	6,341	547	1,347	28,026	2,093	30,119
Loss from impairment	8	114	—	—	122	15	137
Capital expenditures	26,798	5,251	591	1,794	34,434	729	35,163

Year Ended March 31, 2007	Millions of Yen						
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues:							
Unaffiliated customers	¥746,808	¥194,224	¥90,613	¥ 95,811	¥1,127,456	¥ —	¥1,127,456
Intersegment	22	768	340	16,893	18,023	(18,023)	—
Total	746,830	194,992	90,953	112,704	1,145,479	(18,023)	1,127,456
Cost of revenues and operating expenses	621,926	172,985	96,568	105,577	997,056	53	997,109
Operating income (loss)	¥124,904	¥ 22,007	¥ (5,615)	¥ 7,127	¥ 148,423	¥(18,076)	¥ 130,347
Identifiable assets at March 31, 2007	¥862,298	¥197,555	¥68,742	¥ 97,192	¥1,225,787	¥276,745	¥1,502,532
Depreciation	16,241	4,776	590	1,305	22,912	2,182	25,094
Loss from impairment	12	—	138	—	150	298	448
Capital expenditures	30,308	4,549	647	1,830	37,334	7,381	44,715

Year Ended March 31, 2008	Thousands of U.S. Dollars						
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues:							
Unaffiliated customers	$7,936,540	$2,015,990	$708,780	$ 884,430	$11,545,740	$ —	$11,545,740
Intersegment	160	4,850	970	155,510	161,490	(161,490)	—
Total	7,936,700	2,020,840	709,750	1,039,940	11,707,230	(161,490)	11,545,740
Cost of revenues and operating expenses	6,607,090	1,868,490	759,970	954,270	10,189,820	(12,830)	10,176,990
Operating income (loss)	$1,329,610	$ 152,350	$ (50,220)	$ 85,670	$ 1,517,410	$ (148,660)	$ 1,368,750
Identifiable assets at March 31, 2008	$9,322,310	$1,924,330	$591,490	$ 797,960	$12,636,090	$2,006,610	$14,642,700
Depreciation	197,910	63,410	5,470	13,470	280,260	20,930	301,190
Loss from impairment	80	1,140	—	—	1,220	150	1,370
Capital expenditures	267,980	52,510	5,910	17,940	344,340	7,290	351,630

Geographic Segments

Year Ended March 31, 2008	Japan	North America	Europe	Other Areas	Total	Corporate & Eliminations	Consolidated
	Millions of Yen						
Revenues:							
Unaffiliated customers	¥607,377	¥332,042	¥121,114	¥ 94,041	¥1,154,574	¥ —	¥1,154,574
Intersegment	292,371	9,160	4,142	1,623	307,296	(307,296)	—
Total	899,748	341,202	125,256	95,664	1,461,870	(307,296)	1,154,574
Cost of revenues and operating expenses	806,786	305,194	114,224	84,252	1,310,456	(292,757)	1,017,699
Operating income	¥ 92,962	¥ 36,008	¥ 11,032	¥ 11,412	¥ 151,414	¥ (14,539)	¥ 136,875
Identifiable assets at March 31, 2008	¥716,207	¥487,654	¥ 82,992	¥100,196	¥1,387,049	¥ 77,221	¥1,464,270

Year Ended March 31, 2007	Japan	North America	Europe	Other Areas	Total	Corporate & Eliminations	Consolidated
	Millions of Yen						
Revenues:							
Unaffiliated customers	¥637,881	¥325,188	¥93,603	¥70,784	¥1,127,456	¥ —	¥1,127,456
Intersegment	270,392	7,392	4,570	1,273	283,627	(283,627)	—
Total	908,273	332,580	98,173	72,057	1,411,083	(283,627)	1,127,456
Cost of revenues and operating expenses	810,520	297,951	89,557	62,636	1,260,664	(263,555)	997,109
Operating income	¥ 97,753	¥ 34,629	¥ 8,616	¥ 9,421	¥ 150,419	¥ (20,072)	¥ 130,347
Identifiable assets at March 31, 2007	¥745,943	¥452,994	¥68,868	¥62,544	¥1,330,349	¥ 172,183	¥1,502,532

Year Ended March 31, 2008	Japan	North America	Europe	Other Areas	Total	Corporate & Eliminations	Consolidated
	Thousands of U.S. Dollars						
Revenues:							
Unaffiliated customers	$6,073,770	$3,320,420	$1,211,140	$ 940,410	$11,545,740	$ —	$11,545,740
Intersegment	2,923,710	91,600	41,420	16,230	3,072,960	(3,072,960)	—
Total	8,997,480	3,412,020	1,252,560	956,640	14,618,700	(3,072,960)	11,545,740
Cost of revenues and operating expenses	8,067,860	3,051,940	1,142,240	842,520	13,104,560	(2,927,570)	10,176,990
Operating income	$ 929,620	$ 360,080	$ 110,320	$ 114,120	$ 1,514,140	$ (145,390)	$ 1,368,750
Identifiable assets at March 31, 2008	$7,162,070	$4,876,540	$ 829,920	$1,001,960	$13,870,490	$ 772,210	$14,642,700

The segment previously classified as "Other Areas" was separately reported into "Europe" and "Other Areas" for the fiscal year ended March 31, 2008. Figures for the year ended March 31, 2007 have been reclassified to conform to the presentation for the fiscal year ended March 31, 2008.

Revenues by Region

Year Ended March 31, 2008 and 2007	Millions of Yen 2008		2007		Thousands of U.S. Dollars 2008
Japan	¥ 572,236	49.6%	¥ 603,502	53.5%	$ 5,722,360
Overseas:					
North America	329,495	28.5	323,092	28.7	3,294,950
Europe	125,388	10.9	97,151	8.6	1,253,880
Other Areas	127,455	11.0	103,711	9.2	1,274,550
Subtotal	582,338	50.4	523,954	46.5	5,823,380
Total	¥1,154,574	100.0%	¥1,127,456	100.0%	$11,545,740

Notes: 1. Revenues by region represent revenues to unaffiliated customers based on the customers' locations.

2. The segment previously classified as "Other Areas" was separately reported into "Europe" and "Other Areas" for the fiscal year ended March 31, 2008. Figures for the year ended March 31, 2007 have been reclassified to conform to the presentation for the fiscal year ended March 31, 2008.

Consolidated Balance Sheets

Kubota Corporation and Subsidiaries   March 31, 2008 and 2007

ASSETS	Millions of Yen 2008	Millions of Yen 2007	Thousands of U.S. Dollars (Note 1) 2008
Current assets:			
Cash and cash equivalents	**¥ 88,784**	¥ 82,601	**$ 887,840**
Notes and accounts receivable (Notes 3, 6, 7, 10 and 18):			
Trade notes	**70,645**	82,491	**706,450**
Trade accounts	**209,275**	235,728	**2,092,750**
Less: Allowance for doubtful notes and accounts receivable	**(1,983)**	(2,011)	**(19,830)**
Short-term finance receivables—net (Notes 5, 6, 7, 15 and 18)	**113,409**	97,798	**1,134,090**
Inventories (Note 2)	**206,220**	205,658	**2,062,200**
Interest in sold receivables (Note 18)	**77,767**	74,247	**777,670**
Other current assets (Notes 6, 7, 11 and 15)	**58,521**	40,588	**585,210**
Total current assets	**822,638**	817,100	**8,226,380**
Investments and long-term finance receivables:			
Investments in and loan receivables to affiliated companies (Note 3)	**13,646**	13,754	**136,460**
Other investments (Note 4)	**145,322**	215,130	**1,453,220**
Long-term finance receivables—net (Notes 5, 6, 7, 15 and 18)	**191,523**	170,031	**1,915,230**
Total investments and long-term finance receivables	**350,491**	398,915	**3,504,910**
Property, plant, and equipment (Notes 7 and 17):			
Land	**92,208**	90,416	**922,080**
Buildings	**211,570**	208,529	**2,115,700**
Machinery and equipment	**372,425**	362,732	**3,724,250**
Construction in progress	**6,225**	8,216	**62,250**
Total	**682,428**	669,893	**6,824,280**
Accumulated depreciation	**(444,355)**	(432,247)	**(4,443,550)**
Net property, plant, and equipment	**238,073**	237,646	**2,380,730**
Other assets:			
Long-term trade accounts receivable	**26,605**	27,701	**266,050**
Other (Notes 8, 11 and 17)	**27,444**	23,981	**274,440**
Less: Allowance for doubtful non-current receivables (Note 6)	**(981)**	(2,811)	**(9,810)**
Total other assets	**53,068**	48,871	**530,680**
Total	**¥1,464,270**	¥1,502,532	**$14,642,700**

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2008	2007	Thousands of U.S. Dollars (Note 1) 2008
Current liabilities:			
Short-term borrowings (Note 7)	**¥ 113,087**	¥ 128,365	**$ 1,130,870**
Trade notes payable	**21,232**	30,487	**212,320**
Trade accounts payable	**191,042**	206,808	**1,910,420**
Advances received from customers	**4,748**	3,699	**47,480**
Notes and accounts payable for capital expenditures	**15,436**	20,895	**154,360**
Accrued payroll costs	**27,680**	28,277	**276,800**
Accrued expenses	**32,608**	32,498	**326,080**
Income taxes payable	**12,908**	23,945	**129,080**
Other current liabilities (Notes 11, 15 and 17)	**34,744**	30,280	**347,440**
Current portion of long-term debt (Notes 7 and 17)	**65,976**	71,429	**659,760**
Total current liabilities	**519,461**	576,683	**5,194,610**
Long-term liabilities:			
Long-term debt (Notes 7, 15 and 17)	**183,945**	150,105	**1,839,450**
Accrued retirement and pension costs (Note 8)	**43,790**	27,306	**437,900**
Other long-term liabilities (Note 11)	**25,747**	52,732	**257,470**
Total long-term liabilities	**253,482**	230,143	**2,534,820**
Commitments and contingencies (Note 17)			
Minority interests	**43,230**	36,069	**432,300**
Shareholders' equity (Notes 9 and 13):			
Common stock,			
authorized 1,874,700,000 shares in 2008 and 2007, respectively			
issued 1,285,919,180 shares and 1,291,919,180 shares in 2008 and 2007, respectively	**84,070**	84,070	**840,700**
Capital surplus	**93,150**	93,150	**931,500**
Legal reserve	**19,539**	19,539	**195,390**
Retained earnings (Note 3)	**423,927**	376,815	**4,239,270**
Accumulated other comprehensive income	**31,177**	86,247	**311,770**
Treasury stock (5,315,673 shares and 406,439 shares in 2008 and 2007, respectively), at cost	**(3,766)**	(184)	**(37,660)**
Total shareholders' equity	**648,097**	659,637	**6,480,970**
Total	**¥1,464,270**	¥1,502,532	**$14,642,700**

Consolidated Statements of Income

Kubota Corporation and Subsidiaries   Years Ended March 31, 2008, 2007 and 2006

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2008	2007	2006	2008
Revenues (Notes 3 and 5)	**¥1,154,574**	¥1,127,456	¥1,065,736	**$11,545,740**
Cost of revenues (Notes 5 and 16)	**824,093**	794,687	753,952	**8,240,930**
Selling, general, and administrative expenses (Note 16)	**192,935**	199,356	186,017	**1,929,350**
Loss from disposal and impairment of businesses and fixed assets (Note 16)	**671**	3,066	4,709	**6,710**
Operating income	**136,875**	130,347	121,058	**1,368,750**
Other income (expenses):				
Interest and dividend income (Note 3)	**4,472**	3,283	2,807	**44,720**
Interest expense	**(986)**	(1,219)	(1,156)	**(9,860)**
Gain on sales of securities—net (Note 4)	**704**	1,313	4,703	**7,040**
Valuation loss on other investments	**(6,715)**	(524)	(403)	**(67,150)**
Gain on nonmonetary exchange of securities (Note 1)	**—**	997	15,901	**—**
Foreign exchange loss-net	**(9,043)**	(442)	(1,952)	**(90,430)**
Other—net	**(2,730)**	(2,190)	(437)	**(27,300)**
Other income (expenses), net	**(14,298)**	1,218	19,463	**(142,980)**
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	**122,577**	131,565	140,521	**1,225,770**
Income taxes (Note 11):				
Current	**43,929**	48,008	34,433	**439,290**
Deferred	**4,115**	953	21,634	**41,150**
Total income taxes	**48,044**	48,961	56,067	**480,440**
Minority interests in earnings of subsidiaries	**6,790**	6,214	4,938	**67,900**
Equity in net income of affiliated companies (Note 3)	**94**	1,353	1,633	**940**
Income from continuing operations	**67,837**	77,743	81,149	**678,370**
Income (loss) from discontinued operations, net of taxes (Note 19)	**189**	(1,286)	(115)	**1,890**
Net income	**¥ 68,026**	¥ 76,457	¥ 81,034	**$ 680,260**

	Yen			U.S. Dollars (Note 1)
Net income (loss) per common share (Note 12):				
Basic:				
Continuing operations	**¥52.65**	¥60.00	¥62.23	**$0.53**
Discontinued operations	**0.15**	(0.99)	(0.09)	**0.00**
Net income	**¥52.80**	¥59.01	¥62.14	**$0.53**
Diluted:				
Continuing operations	**¥52.65**	¥60.00	¥61.76	**$0.53**
Discontinued operations	**0.15**	(0.99)	(0.09)	**0.00**
Net income	**¥52.80**	¥59.01	¥61.67	**$0.53**

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

Kubota Corporation and Subsidiaries   Years Ended March 31, 2008, 2007 and 2006

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2008	2007	2006	2008
Net income	¥ 68,026	¥ 76,457	¥ 81,034	$ 680,260
Other comprehensive income (loss), net of tax (Note 13):				
Foreign currency translation adjustments	(1,425)	4,670	13,570	(14,250)
Unrealized gains (losses) on securities	(36,834)	(13,607)	45,017	(368,340)
Unrealized gains (losses) on derivatives	(485)	(244)	675	(4,850)
Pension liability adjustment	(16,326)	—	—	(163,260)
Other comprehensive income (loss)	(55,070)	(9,181)	59,262	(550,700)
Comprehensive income	¥ 12,956	¥ 67,276	¥140,296	$ 129,560

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Kubota Corporation and Subsidiaries   Years Ended March 31, 2008, 2007 and 2006

		Millions of Yen					
	Shares of Common Stock Outstanding (Thousands)	Common Stock	Capital Surplus	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost
Balance, March 31, 2005	1,300,413	¥78,156	¥87,263	¥19,539	¥290,187	¥27,507	¥(21,633)
Net income					81,034		
Other comprehensive income						59,262	
Cash dividends, ¥9 per common share					(11,769)		
Purchases of treasury stock	(16,285)						(14,863)
Retirement of treasury stock					(36,336)		36,336
Conversion of bonds	15,360	5,914	5,887				
Balance, March 31, 2006	1,299,488	84,070	93,150	19,539	323,116	86,769	(160)
Net income					76,457		
Other comprehensive loss						(9,181)	
Adjustment to initially adopt SFAS No. 158, net of taxes						8,659	
Cash dividends, ¥11 per common share					(14,274)		
Purchases of treasury stock	(7,975)						(8,508)
Retirement of treasury stock					(8,484)		8,484
Balance, March 31, 2007	1,291,513	84,070	93,150	19,539	376,815	86,247	(184)
Cumulative effect of adopting FIN 48					261		
Net income					68,026		
Other comprehensive loss						(55,070)	
Cash dividends, ¥13 per common share					(16,777)		
Purchases of treasury stock	(10,909)						(7,980)
Retirement of treasury stock					(4,398)		4,398
Balance, March 31, 2008	1,280,604	¥84,070	¥93,150	¥19,539	¥423,927	¥31,177	¥ (3,766)

	Thousands of U.S. Dollars (Note 1)					
	Common Stock	Capital Surplus	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost
Balance, March 31, 2007	$840,700	$931,500	$195,390	$3,768,150	$862,470	$ (1,840)
Cumulative effect of adopting FIN 48				2,610		
Net income				680,260		
Other comprehensive loss					(550,700)	
Cash dividends, $0.13 per common share				(167,770)		
Purchases of treasury stock						(79,800)
Retirement of treasury stock				(43,980)		43,980
Balance, March 31, 2008	$840,700	$931,500	$195,390	$4,239,270	$311,770	$(37,660)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Kubota Corporation and Subsidiaries   Years Ended March 31, 2008, 2007 and 2006

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2008	2007	2006	2008
Operating activities:				
Net income	¥ 68,026	¥ 76,457	¥ 81,034	$ 680,260
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	30,565	27,097	25,821	305,650
Gain on sales of securities	(704)	(1,313)	(4,703)	(7,040)
Gain on nonmonetary exchange of securities	—	(997)	(15,901)	—
Valuation loss on other investments	6,715	524	403	67,150
Loss from disposal of fixed assets	925	1,172	23	9,250
Minority interests in earnings of subsidiaries	6,790	6,214	4,938	67,900
Equity in net income of affiliated companies	(94)	(1,353)	(1,633)	(940)
Deferred income taxes	4,115	953	21,634	41,150
Change in assets and liabilities:				
Decrease in notes and accounts receivable	31,750	35	11,099	317,500
Increase in inventories	(6,656)	(24,255)	(11,736)	(66,560)
Increase in other current assets	(20,072)	(3,935)	(10,559)	(200,720)
Increase (decrease) in trade notes and accounts payable	(23,311)	11,999	(4,060)	(233,110)
Increase (decrease) in income taxes payable	(10,842)	11,305	(167)	(108,420)
Increase in other current liabilities	7,539	5,085	4,408	75,390
Decrease in accrued retirement and pension costs	(10,998)	(10,942)	(12,514)	(109,980)
Other	6,362	(1,216)	(230)	63,620
Net cash provided by operating activities	90,110	96,830	87,857	901,100
Investing activities:				
Purchases of fixed assets	(35,735)	(34,286)	(25,680)	(357,350)
Purchases of investments and change in loan receivables	3,337	(1,311)	442	33,370
Proceeds from sales of property, plant, and equipment	115	3,709	5,568	1,150
Proceeds from sales of investments	490	2,391	8,717	4,900
Increase in finance receivables	(196,494)	(190,098)	(142,393)	(1,964,940)
Collection of finance receivables	155,202	129,442	80,163	1,552,020
Sales of finance receivables	—	—	11,753	—
Other	741	146	138	7,410
Net cash used in investing activities	(72,344)	(90,007)	(61,292)	(723,440)
Financing activities:				
Proceeds from issuance of long-term debt	113,962	86,434	88,829	1,139,620
Repayments of long-term debt	(84,895)	(73,654)	(71,719)	(848,950)
Net increase (decrease) in short-term borrowings	(15,840)	(5,937)	335	(158,400)
Cash dividends	(16,777)	(14,274)	(11,769)	(167,770)
Purchases of treasury stock	(7,997)	(8,515)	(14,898)	(79,970)
Other	(133)	(889)	(964)	(1,330)
Net cash used in financing activities	(11,680)	(16,835)	(10,186)	(116,800)
Effect of exchange rate changes on cash and cash equivalents	97	755	916	970
Net increase (decrease) in cash and cash equivalents	6,183	(9,257)	17,295	61,830
Cash and cash equivalents, beginning of year	82,601	91,858	74,563	826,010
Cash and cash equivalents, end of year	¥ 88,784	¥ 82,601	¥ 91,858	$ 887,840

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Kubota Corporation (the "parent company") and subsidiaries (collectively the "Company") are one of Japan's leading manufacturers of a comprehensive range of machinery and other industrial and consumer products, including farm equipment, engines, pipe and fluid systems engineering, industrial castings, environmental control plants, and housing materials and equipment.

The manufacturing operations of the Company are conducted primarily at 20 plants in Japan and at 8 overseas plants located in the United States and certain other countries. Farm equipment, construction machinery, ductile iron pipe, and certain other products are sold both in Japan and overseas markets which consist mainly of North America, Europe, and Asia.

Basis of Financial Statements

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP") with the exception of FASB Emerging Issues Task Force ("EITF") Issue No. 91-5, "Nonmonetary Exchange of Cost-Method Investments" (see **Investments**). The presentation of segment information required by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information," has also been omitted.

Translation into United States Dollars

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the parent company is incorporated and operates. The United States dollar amounts included herein represent a translation using the approximate exchange rate at March 31, 2008 of ¥100 =US$1, solely for convenience of readers outside Japan. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be, converted into United States dollars.

Consolidation

The consolidated financial statements include the accounts of the parent company and all majority-owned subsidiaries. The accounts of certain consolidated subsidiaries that have December 31 fiscal year-ends have been included in the March 31 consolidated financial statements. The accounts of variable interest entity ("VIE") as defined by the FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN46R") are included in the consolidated financial statements, as applicable.

The Company had been involved with a VIE, which was engaged in sales activities within the Internal Combustion Engine and Machinery segment until March 31, 2007. The VIE was consolidated by the Company in accordance with FIN46R. Total assets of the VIE at March 31, 2007 were ¥1,057 million. All assets of the VIE were not collateral for the VIE's obligations. In the year ended March 31, 2008, the VIE was liquidated, and there were no VIEs at March 31, 2008.

Intercompany items have been eliminated in consolidation.

Investments in affiliates in which the Company has the ability to exercise significant influence over their operating and financial policies, but where the Company does not have a controlling financial interest are accounted for using the equity method.

Use of Estimates

Preparing financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Significant estimates and assumptions are used primarily in the area of inventory valuation, impairment of investments, impairment of long-lived assets, valuation allowance for deferred tax assets, collectibility of notes and receivable, uncertain tax positions, accruals for employee retirement and pension plans, revenue recognition for long-term contracts, and loss contingencies. Actual results could differ from those estimates.

Foreign Currency Translation

The assets and liabilities of foreign subsidiaries, using the local currency as their functional currency, are translated to Japanese yen based on the current exchange rate prevailing at each balance sheet date and any resulting translation adjustments are included in accumulated other comprehensive income (loss). Revenues and expenses are translated into Japanese yen using the average exchange rates prevailing for each period presented.

Revenue Recognition

The Company recognizes revenue related to product sales when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable, and (4) collectibility is reasonably assured.

Sales of environmental and other plant and equipment are recorded when the installation of plant and equipment is completed and accepted by the customer for short-term contracts, and recorded under the percentage-of-completion method of accounting for long-term contracts. (See Note 10. REVENUE RECOGNITION FOR LONG-TERM CONTRACTS.) Estimated losses on sales contracts are charged to income in the period in which they are identified. The percentages of revenues to consolidated revenues for the years ended March 31, 2008, 2007, and 2006 that pertain to long-term contracts were 1.7%, 1.8%, and, 4.0%, respectively.

Housing real estate sales are recorded when the title is legally transferred to the customer in accordance with the underlying contract and real estate laws and regulations. The percentages of revenues to consolidated revenues for the years ended March 31, 2008, 2007, and 2006 that pertain to housing real estate sales were 0.3%, 0.8%, and 0.5%, respectively.

Finance receivables are composed of the total arrangement fee less unamortized discounts. Based on imputed interest for the time value of money and reserve for credit losses, income is recorded over the terms of the receivables using the interest method.

Securitization of Receivables

The Company sells trade and finance receivables to investors through independent securitization trusts. At the time the receivables are sold to the securitization trusts, the balances are removed from the consolidated balance sheets of the Company. The investment in the sold receivables pool is allocated between the portion sold and the portion retained based on their relative fair values on the date of sale. The gain or loss for each qualifying sale of receivables is determined based on book value allocated to the portion sold. If forecasted future cash flows result in an other-than-temporary decline in the fair value of the retained interests, then an impairment loss is recognized to the extent that the fair value is less than the carrying amount. Such losses would be included in the consolidated statements of income. The Company estimates fair value based on the present value of future expected cash flows less credit losses.

The Company continues to service the receivables for a fee based on a percentage of the receivables transferred. The investors and the securitization trusts have no recourse to the Company's assets for failure of debtors to pay when due.

Allowance for Doubtful Receivables

The Company provides an allowance for doubtful notes, receivables, and interest in sold receivables. The allowance for these doubtful receivables is based on historical collection trends and management's judgement on the collectibility of these accounts. Historical collection trends, as well as prevailing and anticipated economic conditions, are routinely monitored by management, and any adjustment required to the allowance is reflected in current operations.

Inventories

Manufacturing inventories are stated at the lower of cost, substantially determined using the average-cost method, or market, representing the estimated selling price less costs to sell. Completed real estate projects are stated at the lower of acquisition cost or fair value less estimated costs to sell. The fair values of those assets are estimates based on the appraised values in the market. Land to be developed and projects under development are carried at cost unless an impairment loss is required. An impairment loss on those assets is recognized when their carrying amounts exceed the undiscounted future cash flows expected to be realized from them and is measured based on the present values of those expected future cash flows.

Investments

Under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies all its debt securities and marketable equity securities as available for sale and carries them at fair value with a corresponding recognition of the net unrealized holding gain or loss (net of tax) as an item of other comprehensive income in shareholders' equity. The fair values of those securities are determined based on quoted market prices.

Gains and losses on sales of available-for-sale securities as well as other nonmarketable equity securities which are carried at cost are computed on the average-cost method. When a decline in the value of the marketable security is deemed to be other than temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other than temporary, the Company evaluates the extent to which cost exceeds market value, the duration of market declines, and other key measures. Other non-marketable securities are stated at cost and reviewed periodically for impairment.

(Merger of Bank of Tokyo and Mitsubishi Bank)
On April 1, 1996, The Bank of Tokyo, Ltd. ("BOT") and The Mitsubishi Bank, Limited, merged. Upon the merger, each common share of BOT owned by the Company which had been carried at cost was converted into 0.8 share of the combined entity, The Bank of Tokyo-Mitsubishi, Ltd. (currently part of Mitsubishi UFJ Financial Group, Inc. ("MUFG")). For purposes of comparability with financial statements under Japanese GAAP, the Company did not account for the exchange under EITF 91-5, which requires recognition of a nonmonetary exchange gain on the common shares of BOT.

If EITF 91-5 had been adopted, net income for the year ended March 31, 1997 would have increased by ¥3,081 million reflecting the unrecognized gain on the initial nonmonetary exchange, and net losses for the years ended March 31 from 1999 through 2003 would have increased totaling ¥3,461 million reflecting primarily subsequent losses on sales and impairment of the investment. There would have been no material impact on operating results for the years ended March 31, 2008, 2007, and 2006. Retained earnings would have decreased by ¥380 million at March 31, 2007, with a corresponding increase in accumulated other comprehensive income. The impact in retained earnings and accumulated other comprehensive income at March 31, 2008 is not material.

(Merger of UFJ Holdings and Mitsubishi Tokyo Financial Group)
On October 1, 2005, UFJ Holdings, Inc. ("UFJ") and Mitsubishi Tokyo Financial Group, Inc. merged. Upon the merger, each common share of UFJ owned by the Company which had been carried at cost was converted into 0.62 share of the combined entity, MUFG.

For the year ended March 31, 2006, the Company accounted for the gain on nonmonetary exchange of securities of ¥15,901 million, based on the fair value of MUFG's common shares of ¥18,284 million less carrying amounts of UFJ's common shares of ¥2,383 million.

(Merger of Hanshin Electric Railway and Hankyu Holdings)
On October 1, 2006, Hanshin Electric Railway Co., Ltd. ("Hanshin") and Hankyu Holdings, Inc. merged. Upon the merger, each common share of Hanshin owned by the Company which had been carried at cost was converted into 1.4 shares of the combined entity, Hankyu Hanshin Holdings, Inc. ("Hankyu Hanshin").

For the year ended March 31, 2007, the Company accounted for gain on nonmonetary exchange of securities of ¥997 million, based on the fair value of Hankyu Hanshin's common shares of ¥1,205 million less carrying amounts of Hanshin's common shares of ¥208 million.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation of plant and equipment is principally computed using the declining-balance method based on the estimated useful lives of the assets. The estimated useful lives are principally as follows:

Buildings	10~50 years
Machinery and equipment	2~14 years

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" and FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109."

Under SFAS No. 109, deferred tax assets and liabilities are computed based on the differences between the financial statement and the income tax bases of assets and liabilities and tax loss and other carry forwards using the enacted tax rate. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that management believes will more likely than not be realized.

The Company adopted the provisions of FIN48 on April 1, 2007. The Company recognizes the financial statement effects of tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income taxes in the consolidated statements of income.

Retirement and Pension Plans

The Company accounts for retirement and pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions," as amended by SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R)." The Company adopted the recognition and disclosure provisions of SFAS No. 158 on March 31, 2007. The Company recognizes the overfunded or underfunded status of the defined benefit plan as an asset or a liability in the consolidated balance sheets with a corresponding adjustment to pension liability adjustment in accumulated other comprehensive income, net of tax. The Company's measurement date of benefit obligations and plan assets is March 31.

The Company amortizes the prior service costs (benefits) due to amendments of the benefit plans over approximately 15 years. The Company immediately recognizes net actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred, while the portion between10% and 20% is amortized over the average participants' remaining service period (approximately 14 years).

Consideration Given by a Vendor to a Customer

The Company accounts for consideration given to a customer in accordance with EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." EITF 01-9 defines the income statement classification of consideration given by a vendor to a customer or a reseller of the vendor's products. In accordance with EITF 01-9, certain sales incentives are deducted from revenue.

Accounting for Sales Tax

Revenues are presented exclusive of sales tax.

Research and Development and Advertising

Research and development and advertising costs are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are included in selling, general, and administrative expenses.

Expense from the Payments for Health Hazard of Asbestos

The Company expenses payments to certain residents who lived near the Company's plant and current and former employees when the Company determines that a payment is warranted based on the medical condition of the individual concerned and in accordance with the Company's policies and procedures.

The Company also accrues an estimated loss from asbestos-related matters by a charge to income if both of the following conditions are met:

(a) It is probable that a liability had been incurred at the date of financial statements.

(b) The amount of loss can be reasonably estimated.

(See Note 17. COMMITMENTS AND CONTINGENCIES.)

Net Income per Common Share

Basic net income per common share has been computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period.

Diluted net income per common share reflects the potential dilution and has been computed on the basis that all convertible debentures were converted at the beginning of the year or at the time of issuance (if later).

Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133," and No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." These standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognizes all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value.

On the date the derivative contract is entered into, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheets or to specific firm commitments or forecasted transactions. The Company considers all hedges to be highly effective in offsetting changes in cash flows of hedged items, because the currency, index of interest rates, amount, and terms of the derivatives correspond to those of the hedged items in accordance with the Company's policy.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item.

Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

The Company evaluates long-lived assets to be held and used for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets. The Company evaluates long-lived assets to be disposed of by sale at the lower of carrying amount or fair value less cost to sell.

Discontinued Operations

The Company accounts for discontinued operations in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and presents the results of discontinued operations as a separate line item in the consolidated statements of income under income (loss) from discontinued operations, net of taxes.

Cash Flow Information

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At March 31, 2008, 2007, and 2006, time deposits with original maturities of three months or less amounting to ¥3,915 million ($39,150 thousand), ¥3,832 million, and ¥4,195 million, respectively, were included in cash and cash equivalents.

Cash paid for interest amounted to ¥12,875 million ($128,750 thousand), ¥11,066 million, and ¥6,911 million, and for income taxes amounted to ¥56,535 million ($565,350 thousand), ¥36,733 million, and ¥32,724 million for the years ended March 31, 2008, 2007, and 2006, respectively.

The Company retired treasury stock of ¥4,398 million ($43,980 thousand), ¥8,484 million, and ¥36,336 million during the years ended March 31, 2008, 2007, and 2006, respectively.

Convertible bonds of ¥11,801 million were converted into common stock for the year ended March 31, 2006.

The Company capitalized leased assets under capital leases of ¥3,678 million ($36,780 thousand), ¥4,231 million, and ¥3,945 million for the years ended March 31, 2008, 2007, and 2006, respectively.

New Accounting Standards

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertainty in income tax return. This interpretation is effective in fiscal years beginning after December 15, 2006, and was adopted by the Company on April 1, 2007, resulting mainly in a ¥3,334 million increase of other assets, a ¥3,230 million increase of other long-term liabilities, and a ¥261 million increase of retained earnings.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value and expands disclosures about fair value measurements that are required or permitted under other accounting pronouncements. This statement is effective in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material impact on the Company's consolidated result of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of SFAS No. 115." This statement offers an irrevocable option to report selected financial assets and liabilities at fair value, with changes in fair value recorded in earnings. This statement is effective in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material impact on the Company's consolidated result of operations and financial position.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations," and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51." SFAS No. 141 (revised 2007) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. Consolidated net income should include the net income for both the parent and the noncontrolling interest with disclosure of both amounts on the consolidated statements of income. These statements are effective in fiscal years beginning after December 15, 2008. The Company is currently calculating the impact of applying the statements on the consolidated financial statements.

2. INVENTORIES

Inventories at March 31, 2008 and 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Manufacturing:			
Finished products	**¥128,561**	¥123,901	**$1,285,610**
Spare parts	**23,359**	21,332	**233,590**
Work in process	**34,036**	31,793	**340,360**
Raw materials and supplies	**20,264**	23,100	**202,640**
Subtotal	**206,220**	200,126	**2,062,200**
Real estate:			
Completed projects, land to be developed, and projects under development	**—**	5,532	**—**
	¥206,220	¥205,658	**$2,062,200**

3. INVESTMENTS IN AND LOAN RECEIVABLES TO AFFILIATED COMPANIES

Investments in and loan receivables to affiliated companies at March 31, 2008 and 2007 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Investments	**¥13,640**	¥13,734	**$136,400**
Loan receivables	**6**	20	**60**
	¥13,646	¥13,754	**$136,460**

A summary of financial information of affiliated companies is as follows:

	Millions of Yen		Thousands of U.S. Dollars
At March 31, 2008 and 2007	2008	2007	2008
Current assets	**¥ 69,686**	¥ 59,006	**$ 696,860**
Noncurrent assets	**57,019**	57,354	**570,190**
Total assets	**126,705**	116,360	**1,267,050**
Current liabilities	**73,188**	62,182	**731,880**
Noncurrent liabilities	**19,929**	21,542	**199,290**
Net assets	**¥ 33,588**	¥ 32,636	**$ 335,880**

	Millions of Yen			Thousands of U.S. Dollars
Years Ended March 31, 2008, 2007, and 2006	2008	2007	2006	2008
Revenues	**¥215,574**	¥219,750	¥219,920	**$2,155,740**
Cost of revenues	**162,533**	161,392	162,124	**1,625,330**
Net income	**482**	2,956	3,126	**4,820**

Trade notes and accounts receivable from affiliated companies at March 31, 2008 and 2007 were ¥17,185 million ($171,850 thousand) and ¥18,411 million, respectively.

Revenues from affiliated companies aggregated ¥48,847 million ($488,470 thousand), ¥51,882 million, and ¥54,484 million for the years ended March 31, 2008, 2007, and 2006, respectively.

Cash dividends received from affiliated companies were ¥31 million ($310 thousand), ¥28 million, and ¥48 million for the years ended March 31, 2008, 2007, and 2006, respectively.

Retained earnings include net undistributed earnings of affiliated companies in the amount of ¥8,817 million ($88,170 thousand) and ¥8,729 million at March 31, 2008 and 2007, respectively.

4. OTHER INVESTMENTS

The cost, fair value, and gross unrealized holding gains and losses for securities by major security type at March 31, 2008 and 2007 were as follows:

	Millions of Yen							
	2008				2007			
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Other investments:								
Available-for-sale:								
Equity securities of financial institutions	¥30,813	¥ 73,257	¥42,464	¥ 20	¥36,988	¥125,948	¥ 88,960	¥—
Other equity securities	20,305	61,793	42,892	1,404	21,119	77,778	56,677	18
	¥51,118	¥135,050	¥85,356	¥1,424	¥58,107	¥203,726	¥145,637	¥18

	Thousands of U.S. Dollars			
	2008			
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Other investments:				
Available-for-sale:				
Equity securities of financial institutions	$308,130	$ 732,570	$424,640	$ 200
Other equity securities	203,050	617,930	428,920	14,040
	$511,180	$1,350,500	$853,560	$14,240

Gross unrealized holding losses and fair values on available-for-sale securities that are not deemed to be other-than-temporarily impaired at March 31, 2008 and 2007 aggregated by the length of time that individual securities have been in a continuous unrealized loss position were as follows:

	Millions of Yen							
	2008				2007			
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer	
	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses
Other investments:								
Available-for-sale:								
Equity securities of financial institutions	¥ 249	¥ 20	¥—	¥—	¥ —	¥—	¥—	¥—
Other equity securities	3,142	1,404	—	—	154	18	—	—
	¥ 3,391	¥1,424	¥—	¥—	¥154	¥18	¥—	¥—

	Thousands of U.S. Dollars			
	2008			
	Less than 12 months		12 months or longer	
	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses
Other investments:				
Available-for-sale:				
Equity securities of financial institutions	$ 2,490	$ 200	$—	$—
Other equity securities	31,420	14,040	—	—
	$33,910	$14,240	$—	$—

For the years ended March 31, 2008, 2007, and 2006, valuation losses on other investments were recognized to reflect the decline in fair value considered to be other-than-temporary totaling ¥6,715 million ($67,150 thousand), ¥524 million, and ¥403 million, respectively.

Proceeds from sales of available-for-sale securities and gross realized gains and losses that have been included in earnings as a result of those sales for the years ended March 31, 2008, 2007, and 2006 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2007	2006	**2008**
Proceeds from sales of available-for-sale securities	**¥2,001**	¥2,749	¥8,970	**$20,010**
Gross realized gains	**705**	1,463	4,944	**7,050**
Gross realized losses	**(1)**	(150)	(241)	**(10)**

Investments in non-traded and unaffiliated companies, for which there is no readily determinable fair value, were stated at cost of ¥10,272 million ($102,720 thousand) and ¥11,404 million at March 31, 2008 and 2007, respectively. Investments in non-marketable equity securities for which there is no readily determinable fair value were accounted for using the cost method. Each investment in non-marketable equity securities is reviewed annually for impairment or upon the occurrence of an event on change in circumstances that may have a significant adverse effect on the carrying value of the investment.

5. FINANCE RECEIVABLES

The Company provides retail finance and finace leases to customers mainly in order to support sales of farm equipment and construction machinery.

Finance receivables—net at March 31, 2008 and 2007 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Retail	**¥ 273,771**	¥253,755	**$2,737,710**
Finance leases	**39,536**	17,767	**395,360**
Total finance receivables	**313,307**	271,522	**3,133,070**
Less:			
Unearned income	**(6,995)**	(2,621)	**(69,950)**
Allowance for credit losses	**(1,380)**	(1,072)	**(13,800)**
Total finance receivables—net	**304,932**	267,829	**3,049,320**
Less current portion	**(113,409)**	(97,798)	**(1,134,090)**
Long-term finance receivables—net	**¥ 191,523**	¥170,031	**$1,915,230**

Annual maturities of retail finance receivables and future minimum lease payments on finance leases at March 31, 2008 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars	
Years Ending March 31,	Retail	Finance Leases	Retail	Finance Leases
2009	¥104,627	¥12,525	$1,046,270	$125,250
2010	79,242	10,387	792,420	103,870
2011	45,054	8,649	450,540	86,490
2012	28,135	5,100	281,350	51,000
2013	12,902	2,224	129,020	22,240
2014 and thereafter	3,811	651	38,110	6,510
Total	¥273,771	¥39,536	$2,737,710	$395,360

There is no estimated unguaranteed residual value on finance leases at March 31, 2008.

Revenues and cost of revenues for the years ended March 31, 2008, 2007, and 2006 included finance income and expenses as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2007	2006	**2008**
Finance income	**¥27,539**	¥22,217	¥15,311	**$275,390**
Finance expenses	**15,363**	12,282	7,196	**153,630**

The Company sells finance receivables. (See Note 18. SECURITIZATION OF RECEIVABLES.) Pretax gains or losses on such sales are included in finance income or finance expenses in the table above.

6. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The changes in the allowance for doubtful notes and accounts receivable for the years ended March 31, 2008, 2007, and 2006 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2007	2006	2008
Balance at beginning of year	¥2,011	¥2,155	¥2,257	$20,110
Provision for doubtful accounts	482	255	55	4,820
Write-offs	(531)	(468)	(179)	(5,310)
Other	21	69	22	210
Balance at end of year	¥1,983	¥2,011	¥2,155	$19,830

The changes in the allowance for doubtful non-current receivables for the years ended March 31, 2008, 2007, and 2006 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2007	2006	2008
Balance at beginning of year	¥2,811	¥3,913	¥4,474	$28,110
Provision for doubtful accounts	140	13	101	1,400
Write-offs	(137)	(792)	(313)	(1,370)
Other	(1,833)	(323)	(349)	(18,330)
Balance at end of year	¥ 981	¥2,811	¥3,913	$ 9,810

The changes in the allowance for finance receivables for the years ended March 31, 2008, 2007, and 2006 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2007	2006	2008
Balance at beginning of year	¥1,072	¥1,017	¥ 818	$10,720
Provision for doubtful accounts	542	203	331	5,420
Write-offs	(133)	(108)	(250)	(1,330)
Other	(101)	(40)	118	(1,010)
Balance at end of year	¥1,380	¥1,072	¥1,017	$13,800

7. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2008 and 2007 consisted of notes payable to banks of ¥113,087 million ($1,130,870 thousand) and ¥128,365 million, respectively.

Stated annual interest rates of short-term borrowings ranged primarily from 0.50% to 5.59% and from 0.81% to 5.77% at March 31, 2008 and 2007, respectively. The weighted average interest rates on such short-term borrowings at March 31, 2008 and 2007 were 4.9% and 5.3%, respectively.

Available lines of credit with certain banks totaled ¥20,000 million ($200,000 thousand) at March 31, 2008 and 2007. The Company had no outstanding borrowings as of March 31, 2008 and 2007 related to lines of credit.

Long-term debt at March 31, 2008 and 2007 consisted of the following:

		Millions of Yen		Thousands of U.S. Dollars
	Due in Years Ending March 31	2008	2007	2008
Unsecured bonds:				
1.20% yen notes	2011	¥ 10,000	¥ 10,000	$ 100,000
1.54% yen notes	2013	10,000	10,000	100,000
1.27% yen notes	2013	10,000	—	100,000
1.53% yen notes	2015	10,000	—	100,000
Loans, principally from banks and insurance companies, maturing on various dates through 2015:				
Collateralized		64,399	70,491	643,990
Unsecured		139,051	124,466	1,390,510
Capital lease obligations		6,471	6,577	64,710
Total		249,921	221,534	2,499,210
Less current portion		(65,976)	(71,429)	(659,760)
		¥183,945	¥150,105	$1,839,450

The interest rates on unsecured bonds were fixed. The interest rates of the long-term loans from banks and insurance companies were principally fixed. The weighted average rates at March 31, 2008 and 2007 were 4.2% and 3.6%, respectively.

Annual maturities of long-term debt at March 31, 2008 were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2009	¥ 65,976	$ 659,760
2010	65,958	659,580
2011	73,041	730,410
2012	5,713	57,130
2013	27,880	278,800
2014 and thereafter	11,353	113,530
Total	¥249,921	$2,499,210

At March 31, 2008 and 2007, assets pledged as collateral for debt were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Trade notes	¥ 439	¥ 456	$ 4,390
Trade accounts	3,422	2,524	34,220
Other current assets	950	—	9,500
Finance receivables	101,945	117,835	1,019,450
Property, plant, and equipment	9,932	9,646	99,320
Total	¥116,688	¥130,461	$1,166,880

Other current assets consist of the time deposits which are pledged as collateral and are deemed restricted in accordance with the terms of borrowing.

The above assets were pledged against the following liabilities:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Short-term borrowings	¥31,434	¥ 35,927	$314,340
Current portion of long-term debt	27,862	28,709	278,620
Long-term debt	36,537	41,782	365,370
Total	¥95,833	¥106,418	$958,330

Both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank. Long-term agreements with lenders other than banks also generally provide that the Company must give additional security upon request of the lender.

8. RETIREMENT AND PENSION PLANS

The parent company and its domestic subsidiaries have a number of unfunded severance indemnity plans and defined benefit pension plans covering substantially all Japanese employees. Most employees of overseas subsidiaries are covered by defined benefit pension plans or defined contribution pension plans.

In the parent company, employees who terminate their employment have the option to receive benefits in the form of lump-sum payments or annuity payments from a defined benefit pension plan. The benefits are calculated as an aggregation of the following points under the point-based benefits system (with a point having specific monetary value):

- Points granted in proportion to each employee's job classification at retirement and length of service period
- Accumulated points granted in proportion to each employee's job classification at the end of each fiscal year
- Accumulated points granted in proportion to each employee's performance evaluation at the end of each fiscal year

The plan consists of a lifetime pension plan and a limited annuity plan, and annual contributions are made by the parent company for an amount determined on the basis of an accepted actuarial method for the plan. The plan is administered by a board of trustees composed of management and employee representatives. Plan assets, which are managed by trust banks and investment advisors, are invested primarily in corporate and government bonds and stocks.

The Company adopted the recognition and disclosure provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R)" on March 31, 2007. The Company recognizes the underfunded status of the defined benefit postretirement plan as a liability in the consolidated balance sheets with a corresponding adjustment to pension liability adjustment in accumulated other comprehensive income, net of tax. The statement replaced SFAS No. 87, "Employers' Accounting for Pensions" which required the reporting of at least minimum pension liability measured as excess of the accumulated benefit obligation over the fair value of the plan assets. The amount of pension liability adjustment is comprised of prior service cost (benefit) and actuarial loss (gain), which will be subsequently recognized as net periodic benefit cost in the consolidated statements of income pursuant to the Company's accounting policy for amortizing such amounts.

Net periodic benefit cost for the unfunded severance indemnity plan and the defined benefit pension plan of the parent company and certain subsidiaries for the years ended March 31, 2008, 2007, and 2006 consisted of the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2007	2006	2008
Service cost	¥ 5,830	¥5,974	¥ 6,841	$ 58,300
Interest cost	3,751	3,799	3,858	37,510
Expected return on plan assets	(3,023)	(2,748)	(2,277)	(30,230)
Amortization of prior service benefit	(808)	(777)	(780)	(8,080)
Transfer to an affiliated company	—	—	(514)	—
Net periodic benefit cost	¥ 5,750	¥6,248	¥ 7,128	$ 57,500

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Change in benefit obligations:			
Benefit obligations at beginning of year	¥174,242	¥176,109	$1,742,420
Service cost	5,830	5,974	58,300
Interest cost	3,751	3,799	37,510
Amendments	—	(439)	—
Actuarial loss	695	1,024	6,950
Benefits paid (lump-sum payments)	(7,670)	(8,868)	(76,700)
Benefits paid (annuity payments)	(3,758)	(3,446)	(37,580)
Foreign currency exchange rate changes	599	89	5,990
Benefit obligations at end of year	¥173,689	¥174,242	$1,736,890

Change in plan assets:			
Fair value of plan assets at beginning of year	**¥147,066**	¥142,755	**$1,470,660**
Actual return on plan assets	**(22,689)**	(366)	**(226,890)**
Employer contributions	**13,849**	13,338	**138,490**
Benefits paid (lump-sum payments)	**(4,703)**	(5,293)	**(47,030)**
Benefits paid (annuity payments)	**(3,758)**	(3,446)	**(37,580)**
Foreign currency exchange rate changes	**595**	78	**5,950**
Fair value of plan assets at end of year	**¥130,360**	¥147,066	**$1,303,600**
Funded status at end of year	**¥ (43,329)**	¥(27,176)	**$ (433,290)**

Accumulated benefit obligations at March 31, 2008 and 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Accumulated benefit obligations:			
Accumulated benefit obligations at end of year	**¥168,530**	¥168,808	**$1,685,300**

Projected benefit obligations and fair value of plan assets with projected benefit obligations in excess of plan assets, and accumulated benefit obligations and fair value of plan assets with accumulated benefit obligations in excess of plan assets were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Retirement and pension plans with projected benefit obligations in excess of plan assets:			
Projected benefit obligations	**¥170,659**	¥171,494	**$1,706,590**
Fair value of plan assets	**126,869**	144,016	**1,268,690**
Retirement and pension plans with accumulated benefit obligations in excess of plan assets:			
Accumulated benefit obligations	**165,500**	166,060	**1,655,000**
Fair value of plan assets	**126,869**	144,016	**1,268,690**

Amounts recognized in the consolidated balance sheets at March 31, 2008 and 2007 consist of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Accrued retirement and pension costs	**¥(43,790)**	¥(27,306)	**$(437,900)**
Prepaid expenses for benefit plans, included in other assets	**461**	130	**4,610**
Funded status	**¥(43,329)**	¥(27,176)	**$(433,290)**

Amounts recognized in accumulated other comprehensive income, before tax, at March 31, 2008 and 2007 consist of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Actuarial loss (gain)	**¥18,862**	¥ (7,873)	**$188,620**
Prior service benefit	**(6,052)**	(6,860)	**(60,520)**
Total recognized in accumulated other comprehensive income	**¥12,810**	¥(14,733)	**$128,100**

Amounts of estimated actuarial loss and prior service benefit that will be amortized from accumulated other comprehensive income into net periodic benefit cost for the year ending March 31, 2009 are as follows:

	Millions of Yen	Thousands of U.S. Dollars
Actuarial loss	¥128	$1,280
Prior service benefit	(808)	(8,080)

The weighted-average discount rate used in calculating benefit obligations at March 31, 2008 and 2007 was 2.5%.

Weighted-average assumptions used in calculating net periodic benefit cost for the years ended March 31, 2008, 2007, and 2006 were as follows:

	2008	2007	2006
Discount rate	**2.5%**	2.5%	2.5%
Expected return on plan assets	**3.0**	3.0	3.0
Rate of compensation increase	**—**	—	6.5

The rate of compensation increase was not used in the calculations of benefit obligations at March 31, 2008 and 2007, or net periodic benefit cost for the years ended March 31, 2008 and 2007 as a result of transition to the point-based benefits system. Under the system, the benefit obligations and the net periodic benefit cost are determined using cumulative points and not salaries. The benefit obligations at March 31, 2008 and 2007, and the net periodic benefit cost for the years ended March 31, 2008 and 2007 were calculated on the basis of an annual increase in points of 0.2%~9.6%.

The expected rate of return on plan assets is determined after considering several applicable factors including, the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, the Company's principal policy for plan asset management, and forecasted market conditions.

Pension plan weighted-average asset allocations by asset category were as follows:

	2008	2007
Equity securities	**38.1%**	44.6%
Debt securities	**61.1**	54.9
Other	**0.8**	0.5
	100.0%	100.0%

The Company's investment policy is to invest in equity securities and debt securities of companies in Japan and overseas primarily in Europe and the United States in order to diversify risk. The Company evaluates the gap between expected and actual rate of return on invested plan assets on an annual basis to determine if such differences necessitate a revision in the formulation of the portfolio. The Company revises the portfolio when and to the extent considered necessary to achieve the expected long-term rate of return on plan assets.

Employer contributions to pension plans for the year ending March 31, 2009 are expected to be ¥14,216 million ($142,160 thousand).

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2009	¥12,309	$123,090
2010	12,504	125,040
2011	12,328	123,280
2012	12,185	121,850
2013	12,085	120,850
2014-2018	54,021	540,210

9. SHAREHOLDERS' EQUITY

On and after May 1, 2006, Japanese companies are subject to a new corporate law of Japan (the "Corporate Law"), which reformed and replaced the Japanese Commercial Code with various revisions that are, for the most part, applicable to events or transactions which occur on and after May 1, 2006 and for the fiscal years ended on and after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

Dividends

The Corporate Law permits companies to pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the Company has prescribed so in its articles of incorporation. The Company meets all the above criteria.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the companies so stipulate. The Corporate Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock.

Under the Corporate Law, the amount available for dividends is based on retained earnings, less treasury stock, as recorded on the books of the parent Company. Certain adjustments, not recorded on the parent company's books, are reflected in the consolidated financial statements. At March 31, 2008, retained earnings, less treasury stock, recorded on the parent company's books of account were ¥227,470 million ($2,274,700 thousand).

Increases/Decreases and Transfer of Common Stock, Reserve, and Surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve or as additional paid-in capital depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that common stock, legal reserve, capital surplus, and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

Treasury Stock and Treasury Stock Acquisition Rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock.

10. REVENUE RECOGNITION FOR LONG-TERM CONTRACTS

Long-term contracts accepted by the Company consist mainly of construction works with the Japanese national government and local governments, such as construction of environmental control plants and facilities for water supply. These contracts are generally completed within two to three years.

The contracts, which are fully executed before the commencement of construction projects, include the terms of the contract price, expected completion date and critical milestone dates, and acceptance inspections (e.g., performance tests and external appearance inspections). The contracts are legally enforceable and the parties are expected to satisfy their obligations under the contracts. The Company is able to develop reasonably dependable estimates of the total contract cost based on the construction order, that includes details on every single component unit, labor hour costs, and all overhead. Further, the Company believes that it is able to develop reasonably dependable estimates of the extent of progress towards completion of individual contracts and, therefore, the long-term contracts are accounted for using the percentage of completion method. Concerning the method of measuring the extent of progress toward completion, the Company uses the cost-to-cost method in measuring the extent of progress toward completion. In most cases, the Company's contracts with customers include the delivery and installation of component units.

In the situation where an option or an addition which has separate content from an existing contract has occurred, it is treated as a separate contract and, if otherwise, is combined with the original contract. Additional contract revenue arising from any claims for customer-caused reasons is recognized when the contract modification is completed. Any revisions in revenue, cost, and profit estimates or in measurements of the extent of progress toward completion are accounted for in the consolidated statements of income for the fiscal year in which the contract modification has been completed. A disclosure is made of the effect of such revisions in the financial statements, if significant.

Notes receivable and accounts receivable related to the long-term contracts accounted for under the percentage of completion method at March 31, 2008 and 2007 were as follows:

	Millions of Yen						Thousands of U.S. Dollars		
	2008			2007			2008		
Years Ended March 31	Less than 1 year	1-2 years	2-3 years	Less than 1 year	1-2 years	2-3 years	Less than 1 year	1-2 years	2-3 years
Notes receivable	¥ 427	¥—	¥—	¥ —	¥ —	¥—	$ 4,270	$ —	$—
Accounts receivable	6,411	15	—	9,244	679	—	64,110	150	—
	¥6,838	¥15	¥—	¥9,244	¥679	¥—	$68,380	$150	$—

A large portion of such receivables had been billed to customers, and the total aggregated amounts which had not been billed or were not billable were not material at March 31, 2008 and 2007. The total aggregated amounts subject to uncertainty were not material.

With respect to the inventories related to the long-term contracts, the aggregated amounts of manufacturing or production costs which exceeds the aggregated estimate costs of all in-process, the total aggregated amounts subject to uncertainty, and advances receipt offset with inventories were not material at March 31, 2008 and 2007.

11. INCOME TAXES

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies and income taxes for the years ended March 31, 2008, 2007, and 2006 were comprised of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2007	2006	**2008**
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies:				
Domestic	**¥ 65,172**	¥ 80,208	¥102,857	**$ 651,720**
Foreign	**57,405**	51,357	37,664	**574,050**
	¥122,577	¥131,565	¥140,521	**$1,225,770**
Income taxes:				
Current—				
Domestic	**¥ 26,550**	¥ 28,184	¥ 18,065	**$ 265,500**
Foreign	**17,379**	19,824	16,368	**173,790**
	43,929	48,008	34,433	**439,290**
Deferred—				
Domestic	**3,537**	3,415	24,522	**35,370**
Foreign	**578**	(2,462)	(2,888)	**5,780**
	4,115	953	21,634	**41,150**
Total	**¥ 48,044**	¥ 48,961	¥ 56,067	**$ 480,440**

The effective income tax rates of the Company for each of the three years in the period ended March 31, 2008 differed from the normal Japanese statutory tax rates as follows:

	2008	2007	2006
Normal Japanese statutory tax rates applied to income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	**40.6%**	40.6%	40.6%
Increase (decrease) in taxes resulting from:			
Increase (decrease) in valuation allowance	**0.1**	(1.4)	(0.3)
Permanently nondeductible expenses	**0.4**	0.7	0.4
Nontaxable dividend income	**(0.4)**	(0.2)	(0.2)
Extra tax deduction on expenses for research and development	**(1.7)**	(1.9)	(1.2)
Other—net	**0.2**	(0.6)	0.6
Effective income tax rates applied to income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	**39.2%**	37.2%	39.9%

Net deferred tax balances at March 31, 2008 and 2007 were reflected in the accompanying consolidated balance sheets under the following line items:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Other current assets	**¥33,614**	¥37,467	**$336,140**
Other assets	**4,392**	4,046	**43,920**
Other current liabilities	**—**	(60)	**—**
Other long-term liabilities	**(15,859)**	(50,208)	**(158,590)**
Net deferred tax assets (liabilities)	**¥22,147**	¥ (8,755)	**$221,470**

The approximate effects of temporary differences and tax loss and credit carryforwards that gave rise to deferred tax balances at March 31, 2008 and 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Deferred tax assets:			
Allowance for doubtful receivables	**¥ 1,109**	¥ 1,540	**$ 11,090**
Intercompany profits	**11,793**	12,340	**117,930**
Adjustment of investment securities	**11,498**	11,322	**114,980**
Write-downs of inventories and fixed assets	**1,643**	2,834	**16,430**
Accrued bonus	**6,466**	6,173	**64,660**
Retirement and pension costs	**21,752**	15,123	**217,520**
Tax loss and credit carryforwards	**3,676**	4,390	**36,760**
Other temporary differences	**21,195**	23,615	**211,950**
Subtotal	**79,132**	77,337	**791,320**
Less valuation allowance	**(1,326)**	(1,212)	**(13,260)**
	¥77,806	¥76,125	**$778,060**
Deferred tax liabilities:			
Adjustment of investment securities	**¥38,259**	¥66,015	**$382,590**
Unremitted earnings of foreign subsidiaries and affiliates	**11,165**	9,511	**111,650**
Other temporary differences	**6,235**	9,354	**62,350**
	¥55,659	¥84,880	**$556,590**

Deferral of income taxes relating to intercompany profits of ¥11,793 million ($117,930 thousand) and ¥12,340 million at March 31, 2008 and 2007 included in the above table is accounted for in accordance with Accounting Research Bulletins No. 51, "Consolidated Financial Statements." The movements of ¥(547) million ($(5,470) thousand), ¥878 million, and ¥2,157 million for the years ended March 31, 2008, 2007, and 2006 in such deferral of income taxes are presented as "Income taxes – Deferred" in the consolidated statements of income. The total amounts of deferred tax assets recorded in accordance with SFAS No. 109, "Accounting for Income Taxes" were ¥66,013 million ($660,130 thousand) and ¥63,785 million at March 31, 2008 and 2007, respectively.

Provisions have been recorded for unremitted earnings of all foreign subsidiaries and affiliates where earnings are not deemed to be permanently reinvested. Substantially all of the undistributed earnings of domestic subsidiaries and affiliates would not, under present Japanese tax law, be subject to tax through tax-free distributions.

The changes in the valuation allowance for the years ended March 31, 2008, 2007, and 2006 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2007	2006	**2008**
Balance at beginning of year	**¥1,212**	¥3,439	¥3,824	**$12,120**
Addition	**421**	548	508	**4,210**
Deduction	**(307)**	(2,775)	(893)	**(3,070)**
Balance at end of year	**¥1,326**	¥1,212	¥3,439	**$13,260**

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse and/or the tax losses and credits are carried forward, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets, net of the existing valuation allowances at March 31, 2008.

At March 31, 2008, the tax loss carryforwards in the aggregate amounted to ¥8,773 million ($87,730 thousand), which are available to offset future taxable income, and will expire in the period from 2009 through 2013.

The Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" on April 1, 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended March 31, 2008 is as follows:

	Millions of Yen	Thousands of U.S. Dollars
Balance at beginning of year	¥3,491	$34,910
Gross increase for tax positions taken in prior years	3,535	35,350
Gross decrease for tax positions taken in prior years	(40)	(400)
Settlements	(11)	(110)
Lapse of statute of limitations	(9)	(90)
Other	(16)	(160)
Balance at end of year	¥6,950	$69,500

Total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, is not material.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes in the consolidated statements of income. Both interest and penalties accrued at March 31, 2008 and interest and penalties included in income taxes for the year ended March 31, 2008 are not material.

During the year ended March 31, 2008, the U.S. Internal Revenue Service ("IRS") and the National Taxation Agency in Japan ("NTA") reached an agreement on a bilateral Advance Pricing Agreement ("APA"), for which the Company had submitted requests with respect to certain intercompany transactions between related parties in U.S. and Japan. The Company accrued an estimated additional tax payment to the NTA of ¥6,521 million ($65,210 thousand) in other long-term liabilities and recognized an estimated tax refund from the IRS of ¥5,941 million ($59,410 thousand) in other assets at March 31, 2008. These estimates may be adjusted in the future through the final period covered by the APA. It is reasonably possible that the amount of unrecognized tax benefits due to the APA may significantly increase or decrease within the next 12 months depending on the business results of the U.S. subsidiaries. The Company believes that it is difficult to estimate reasonably the range of the business results of the U.S. subsidiaries in the future periods. However, a significant increase or decrease in the amount of unrecognized tax benefits due to the APA would not have a material effect on the Company's consolidated results of operations or financial position since the tax refund from the IRS will increase or decrease in proportion to the increase or decrease of additional tax payment to the NTA.

The Company files income tax returns in Japan, U.S., and various foreign tax jurisdictions. With limited exception, the Company is no longer subject to regular income tax examinations by the tax authorities for the years on or before March 31, 2005 in Japan, and for the years on or before December 31, 2000 in U.S., respectively. While the tax authority could conduct a transfer pricing examination for the years on and after April 1, 2001, the intercompany transactions between related parties in U.S. and Japan will not be subject to a tax examination since the APA between U.S. and Japan has been agreed.

12. NET INCOME (LOSS) PER COMMON SHARE

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per common share computation for the years ended March 31, 2008, 2007, and 2006 was as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2007	2006	2008
Basic net income (loss):				
Income from continuing operations	¥67,837	¥77,743	¥81,149	$678,370
Income (loss) from discontinued operations, net of taxes	189	(1,286)	(115)	1,890
Net income	¥68,026	¥76,457	¥81,034	$680,260
Effect of dilutive convertible bonds	¥ —	¥ —	¥ 55	$ —
Diluted net income (loss):				
Income from continuing operations	¥67,837	¥77,743	¥81,204	$678,370
Income (loss) from discontinued operations, net of taxes	189	(1,286)	(115)	1,890
Net income	¥68,026	¥76,457	¥81,089	$680,260

	Number of Shares (Thousands)		
	2008	2007	2006
Weighted average common shares outstanding	1,288,337	1,295,750	1,304,097
Effect of dilutive convertible bonds	—	—	10,831
Diluted common shares outstanding	1,288,337	1,295,750	1,314,928

13. OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss), including reclassification adjustments and tax effects for the years ended March 31, 2008, 2007, and 2006 are as follows:

	Millions of Yen			Thousands of U.S. Dollars		
	2008			2008		
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Foreign currency translation adjustments:						
Foreign currency translation adjustments arising during period	¥ (2,656)	¥ 1,231	¥ (1,425)	$ (26,560)	$ 12,310	$ (14,250)
Reclassification adjustment for losses realized in net income	—	—	—	—	—	—
	(2,656)	1,231	(1,425)	(26,560)	12,310	(14,250)
Unrealized losses on securities:						
Unrealized losses on securities arising during period	(68,031)	27,626	(40,405)	(680,310)	276,260	(404,050)
Reclassification adjustment for losses realized in net income	6,011	(2,440)	3,571	60,110	(24,400)	35,710
	(62,020)	25,186	(36,834)	(620,200)	251,860	(368,340)
Unrealized losses on derivatives:						
Unrealized losses on derivatives arising during period	(916)	322	(594)	(9,160)	3,220	(5,940)
Reclassification adjustments for gains realized in net income	191	(82)	109	1,910	(820)	1,090
	(725)	240	(485)	(7,250)	2,400	(4,850)
Pension liability adjustments:						
Pension liability adjustments arising during period	(26,735)	10,889	(15,846)	(267,350)	108,890	(158,460)
Reclassification adjustment for gains realized in net income	(808)	328	(480)	(8,080)	3,280	(4,800)
	(27,543)	11,217	(16,326)	(275,430)	112,170	(163,260)
Other comprehensive loss	¥(92,944)	¥37,874	¥(55,070)	$(929,440)	$378,740	$(550,700)

	Millions of Yen		
	2007		
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during period	¥ 5,095	¥ (425)	¥ 4,670
Reclassification adjustment for losses realized in net income	—	—	—
	5,095	(425)	4,670
Unrealized losses on securities:			
Unrealized losses on securities arising during period	(22,114)	8,976	(13,138)
Reclassification adjustment for gains realized in net income	(789)	320	(469)
	(22,903)	9,296	(13,607)
Unrealized losses on derivatives:			
Unrealized losses on derivatives arising during period	(4,823)	1,924	(2,899)
Reclassification adjustments for losses realized in net income	4,469	(1,814)	2,655
	(354)	110	(244)
Other comprehensive loss	¥(18,162)	¥ 8,981	¥ (9,181)

	Millions of Yen		
	2006		
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during period	¥14,131	¥ (582)	¥13,549
Reclassification adjustment for losses realized in net income	21	—	21
	14,152	(582)	13,570
Unrealized gains on securities:			
Unrealized gains on securities arising during period	80,095	(32,524)	47,571
Reclassification adjustment for gains realized in net income	(4,300)	1,746	(2,554)
	75,795	(30,778)	45,017
Unrealized gains on derivatives:			
Unrealized losses on derivatives arising during period	(5,593)	2,289	(3,304)
Reclassification adjustments for losses realized in net income	6,698	(2,719)	3,979
	1,105	(430)	675
Other comprehensive income	¥91,052	¥(31,790)	¥59,262

The components of other comprehensive income at March 31, 2008, 2007, and 2006 and the related changes, net of taxes for the year ended March 31, 2008, 2007, and 2006 consist of the following:

	Millions of Yen				
	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Securities	Unrealized Gains (Losses) on Derivatives	Pension Liability Adjustments	Accumulated Other Comprehensive Income (loss)
Balance, March 31, 2005	¥(12,913)	¥ 41,016	¥(596)	¥ —	¥ 27,507
Current—period change	13,570	45,017	675	—	59,262
Balance, March 31, 2006	657	86,033	79	—	86,769
Current—period change	4,670	(13,607)	(244)	—	(9,181)
Adjustment to initial apply SFAS No. 158, net of taxes	—	—	—	8,659	8,659
Balance, March 31, 2007	5,327	72,426	(165)	8,659	86,247
Current—period change	**(1,425)**	**(36,834)**	**(485)**	**(16,326)**	**(55,070)**
Balance, March 31, 2008	**¥ 3,902**	**¥ 35,592**	**¥(650)**	**¥ (7,667)**	**¥ 31,177**

	Thousands of U.S. Dollars				
	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Securities	Unrealized Gains (Losses) on Derivatives	Pension Liability Adjustments	Accumulated Other Comprehensive Income (loss)
Balance, March 31, 2007	$ 53,270	$ 724,260	$(1,650)	$ 86,590	$ 862,470
Current—period change	**(14,250)**	**(368,340)**	**(4,850)**	**(163,260)**	**(550,700)**
Balance, March 31, 2008	**$ 39,020**	**$ 355,920**	**$(6,500)**	**$ (76,670)**	**$ 311,770**

14. DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Policy

The Company is subject to market rate risks due to fluctuation of foreign currency exchange rates and interest rates. The Company manages these risks by using derivative financial instruments in accordance with established policies and procedures. The Company does not use derivative financial instruments for trading purposes. The credit risks associated with these instruments are not considered to be significant since the counterparties are reliable major international financial institutions and the Company does not anticipate any such losses.

Foreign Currency Exchange Risks

The Company's foreign currency exposure relates primarily to its foreign currency denominated assets in its international operations. The Company entered into foreign exchange forward contracts and foreign currency options designated to mitigate its exposure to foreign currency exchange risks.

Interest Rate Risks

The Company is exposed to interest rate risks mainly inherent in its debt obligations with both fixed and variable rates. Debt obligations that are sensitive to interest rate changes are disclosed in Note 7. In order to hedge these risks, the Company uses interest rate swap contracts to change the characteristics of its fixed and variable rate exposures.

Cash Flow Hedges

Changes in the fair value of foreign exchange contracts and interest rate swap agreements designated and qualifying as cash flow hedges are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings in the same period as the hedged items affect earnings. In the case of interest rate swaps, the amounts are reclassified when the related interest expense is recognized. Substantially all of the unrecognized net loss on derivatives included in accumulated other comprehensive income at March 31, 2008 will be reclassified into earnings within the next 12 months.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONSENTRATION OF CREDIT RISK

Fair Value of Financial Instruments

The carrying value and fair values of financial instruments at March 31, 2008 and 2007 are as follows:

	Millions of Yen				Thousands of U.S. Dollars	
	2008		2007		2008	
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:						
Finance receivables—net	**¥ 272,529**	**¥ 268,121**	¥ 252,739	¥ 239,924	**$ 2,725,290**	**$ 2,681,210**
Financial liabilities:						
Long-term debt	**(243,450)**	**(242,211)**	(214,957)	(210,777)	**(2,434,500)**	**(2,422,110)**
Derivative financial instruments recorded as assets (liabilities):						
Foreign exchange instruments	**895**	**895**	(899)	(899)	**8,950**	**8,950**
Interest rate swaps and other instruments	**(1,152)**	**(1,152)**	33	33	**(11,520)**	**(11,520)**

The fair values of finance receivables and long-term debt are based on discounted cash flows using the current market rate. The carrying value of finance receivables—net at March 31, 2008 and 2007 in the table excludes that of finance leases.

The carrying amounts of cash and cash equivalents, notes and accounts receivable and payable, and short-term borrowings approximate the fair value because of the short maturity of those instruments. The carrying value and fair values of other investments are disclosed in Note 4.

Concentration of Credit Risks

Interest in sold receivables and retail finance receivables are composed of those to the dealers or customers in the farm equipment market in North America. Interest in sold receivables arises from the sales of trade accounts receivable to a large number of dealers, and retail finance receivables arise from the sales of the Company's products to the retail customers. The Company considers that credit risks on these receivables are limited since no single dealer or customer represents a significant concentration of credit risks.

16. SUPPLEMENTAL EXPENSE INFORMATION

Research and Development Expenses, Advertising Costs, Shipping and Handling Costs and Depreciation

Amounts of certain costs and expenses for the years ended March 31, 2008, 2007, and 2006 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2007	2006	2008
Research and development expenses	**¥24,784**	¥22,925	¥22,731	**$247,840**
Advertising costs	**9,550**	10,085	9,184	**95,500**
Shipping and handling costs	**51,068**	50,982	45,834	**510,680**
Depreciation	**30,119**	25,094	25,167	**301,190**

Loss from Disposal and Impairment of Businesses and Fixed Assets

Loss from disposal and impairment of businesses and fixed assets for the year ended March 31, 2008 includes a loss from disposal of fixed assets of ¥925 million ($9,250 thousand) and a gain on disposal of business of ¥314 million ($3,140 thousand) resulting from a partial sale of the shares of a company which conducts condominium business.

Loss from disposal and impairment of businesses and fixed assets for the year ended March 31, 2007 includes a loss from disposal of fixed assets of ¥1,172 million and a loss from disposal and impairment of businesses of ¥1,446 million resulting mainly from the liquidation of a company which operated a construction business.

Loss from disposal and impairment of businesses and fixed assets for the year ended March 31, 2006 includes a loss from impairment of fixed assets of ¥1,038 million and a loss from disposal and impairment of businesses of ¥3,648 million resulting mainly from a loss of ¥2,788 million related to the additional payments due to employment transfer to a subsidiary and an affiliated company.

17. COMMITMENTS AND CONTINGENCIES

Commitments

Commitments for capital expenditures outstanding at March 31, 2008 approximated ¥3,756 million ($37,560 thousand).

The Company leases certain office space and equipment and employee housing under cancelable and noncancelable lease agreements.

An analysis of leased assets under capital leases is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Machinery and equipment	**¥12,359**	¥12,148	**$123,590**
Accumulated depreciation	**(6,224)**	(5,852)	**(62,240)**
Software	**336**	281	**3,360**
	¥ 6,471	¥ 6,577	**$ 64,710**

Amortization expenses under capital leases for the years ended March 31, 2008, 2007, and 2006 were ¥3,861 million ($38,610 thousand), ¥3,677 million, and ¥2,763 million, respectively.

Future minimum lease payments required under capital and noncancelable operating leases that have an initial or a remaining lease term in excess of one year as of March 31, 2008 were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
Years Ending March 31,	Capital Leases	Operating Leases	Capital Leases	Operating Leases
2009	¥3,561	¥ 826	$35,610	$ 8,260
2010	1,906	364	19,060	3,640
2011	858	131	8,580	1,310
2012	181	89	1,810	890
2013	72	78	720	780
2014 and thereafter	31	75	310	750
Total minimum lease payments	6,609	¥1,563	66,090	$15,630
Less: amounts representing interest	(138)		(1,380)	
Present value of net minimum capital lease payments	¥6,471		$64,710	

Capital lease obligations are included in the current portion of long-term debt and long-term debt in the consolidated balance sheets. Rental expenses under operating leases for the years ended March 31, 2008, 2007, and 2006 were ¥5,619 million ($56,190 thousand), ¥5,727 million, and ¥6,009 million, respectively.

Guarantees

The Company is contingently liable as guarantor of the indebtedness of distributors including affiliated companies, and customers for their borrowings from financial institutions. The Company would have to perform under these guarantees in the events of default on a payment within the guarantee periods of 1 year to 10 years for distributors and customers. The maximum potential amount of undiscounted future payments of these financial guarantees as of March 31, 2008 was ¥2,602 million ($26,020 thousand).

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The Company determines its reserve for product warranties based on an analysis of the historical data of costs to perform under product warranties.

The changes in the accrued product warranty cost for the years ended March 31, 2008 and 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Balance at beginning of year	**¥ 6,201**	¥ 5,473	**$ 62,010**
Addition	**4,823**	5,007	**48,230**
Utilization	**(4,565)**	(4,335)	**(45,650)**
Other	**(2)**	56	**(20)**
Balance at end of year	**¥ 6,457**	¥ 6,201	**$ 64,570**

Accrued product warranty cost is included in other current liabilities in the consolidated balance sheets.

Legal Proceedings

In the fiscal year ended March 31, 1999, the Fair Trade Commission of Japan (the "FTCJ") began an investigation of the Company for an alleged violation of the Anti-Monopoly Law (prohibition of private monopoly or unfair trade restraint) relating to participation in fixing the shares of ductile iron straight pipe orders in Japan. In March 1999, the Company received a cease and desist recommendation from the FTCJ, which was accepted by the Company in April 1999.

In December, 1999, the Company received a surcharge order of ¥7,072 million from the FTCJ in connection with this investigation. The Company has challenged this order and filed a petition for the initiation of hearing procedures that were started in March 2000. Under Section 49 of the Anti-Monopoly Law, upon the initiation of the procedures, the surcharge order lost effect. In addition, Section 7-2 of the law stipulates that surcharges are imposed in cases where price cartels or cartels that influence prices by curtailing the volume of supply are carried out. The Company believes that the alleged share cartel does not meet the requirement of Section 7-2 and has not established any provision for the ultimate liability, if any, which may result from the settlement of this matter.

An unfavorable outcome from this issue could materially affect the Company's results of operations or cash flows in a given year. In November, 2007, the hearing on the surcharge ended. However, the Company is not able to predict the timing of the decision and its outcome at this moment.

Matters Related to Health Hazard of Asbestos

(Background)

Until 1995, the Company's plant in Amagasaki, Hyogo Prefecture, had produced asbestos-containing products. In April 2005, the Company was advised that some residents who lived near the plant suffered from mesothelioma, a form of cancer that is said to be mainly caused by aspiration of asbestos. In June 2005, the Company voluntarily decided to make consolation payments to certain residents with mesothelioma and started the program. In April 2006, the Company decided to establish the relief payment system in place of the consolation payment and make additional payment to the residents to whom consolation payment was paid or payable, and started the system. The new supporting system is applied to the residents who make a claim for the payment in the future. With regard to current and former employees who suffered and are suffering from asbestos-related diseases, the Company shall make the compensation which is not required by law but is made in accordance with the Company's internal policies.

The Japanese government newly established the Law for the Relief of Patients Suffering from Asbestos-Related Diseases ("New Asbestos Law") in March 2006. This law was enacted for the purpose of promptly providing relief to the people suffering from asbestos-related diseases who are not eligible for relief by compensation from the Insurance in accordance with the Workers' Accident Compensation Insurance Law. The relief aid payments are contributed by the national government, municipal governments, and business entities. The contribution, which includes a special contribution by the companies which operated a business closely related to asbestos, to be made by business entities commenced from the year ended March 31, 2008.

(Accounting for Asbestos-Related Expenses)

The Company expenses the payments for the health hazard of asbestos based on the Company's accounting policies and procedures. (See Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.) The expenses include payments to certain residents who lived near the Company's plant and current and former employees, and special contribution in accordance with the New Asbestos Law. The Company recorded expenses aggregating ¥1,090 million ($10,900 thousand), ¥4,035 million, and ¥4,196 million during the years ended March 31, 2008, 2007, and 2006, respectively. These amounts are included in the selling, general, and administrative expenses. During the year ended March 31, 2007, the Company expensed the special contribution in accordance with the New Asbestos Law aggregating ¥735 million which is expected to be paid during four years commencing on and after April 1, 2007. The Company accrues in those cases where the conditions of loss contingencies provided under SFAS No. 5, "Accounting for Contingencies," are met. The amount accrued and included in recorded expenses were ¥968 million ($9,680 thousand) and ¥1,359 million at March 31, 2008 and 2007, respectively. Though the Company believes that this amount appears to be a better estimate than any other amount within a reasonably estimable range of amounts, the additional exposure to loss in excess of this accrued amount of ¥720 million ($7,200 thousand) exists.

Since the Company has no basis or information to estimate the number of current and former employees and residents that are going to apply for payments, the Company is not able to consider such condition in accounting for the amount accrued and included in recorded expenses. While asbestos-related lawsuits against the Japanese government and the Company have been filed since May 2007, the Company is not also able to predict the proceedings of the lawsuits and possibility of being named in other lawsuits like this. Therefore, the Company believes it is not possible to reasonably estimate the amount of its ultimate liability relating to this contingency. However, the Company believes asbestos-related issues contain potentially material risks for the Company's consolidated results of operations, financial position, and its liquidity.

18. SECURITIZATION OF RECEIVABLES

The Company sells trade and finance receivables to investors through independent securitization trusts. (See Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.) The Company recognized pretax losses resulting from the sales of trade receivables of ¥3,008 million ($30,080 thousand), ¥2,607 million, and ¥931 million for the years ended March 31, 2008, 2007, and 2006, respectively. The Company recognized pretax gains resulting from the sales of finance receivables of ¥77 million ($770 thousand) and ¥211 million for the years ended March 31, 2008 and 2007, respectively, and recognized pretax losses resulting from the sales of finance receivables of ¥172 million for the year ended March 31, 2006. The amounts of servicing assets or liabilities were not material as of March 31, 2008 and 2007.

The retained interests in sold receivables are subordinate to investors' interests. If forecasted future cash flows result in an other-than-temporary decline in the fair value of the retained interests, then an impairment loss is recognized to the extent that the fair value is less than the carrying amount.

The value of the retained interests is subject to credit, repayment, dilution, and interest rate risks on sold receivables. Due to the short-term nature of the Company's retained interest in sold receivables, its fair value approximated carrying value, net of an appropriate allowance. The amounts of credit losses and delinquencies were not material.

The following key economic assumptions were used in measuring the retained interest in receivables sold by the Company during the years ended March 31:

	2008	2007
Trade receivables:		
Weighted average life (months)	**6.5**	6.5
Expected net dilution (monthly rate)	**0.78%**	0.78%
Discount rate and fee (annual rate)	**5.58%**	5.57%
Finance receivables:		
Weighted-average life (months)	—	35.0
Expected credit losses (annual rate)	—	0.13%
Discount rate (annual rate)	—	10.00%

The following depicts the sensitivity of the fair value of retained interests in trade receivables at March 31, 2008 to adverse changes in the key economic assumptions of the current fair value of future cash flow:

	Millions of Yen	Thousands of U.S. Dollars
Trade receivables:		
Fair value of retained interest	**¥77,767**	**$777,670**
Expected net dilution (monthly rate):	**0.78%**	
Impact on fair value of 10% adverse change	**338**	**3,380**
Impact on fair value of 20% adverse change	**674**	**6,740**
Discount rate and fee (annual rate):	**5.58%**	
Impact on fair value of 10% adverse change	**31**	**310**
Impact on fair value of 20% adverse change	**62**	**620**

Considerable judgment is required in interpreting market data to develop estimates of fair value, so the above estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. In addition, the above-estimated amounts generated from the sensitivity analyses include forward-looking statements of market risk, which assume for analytical purposes that certain adverse market considerations may occur. Actual future market conditions may differ materially, and, accordingly, the forward-looking statements should not be considered projections by the Company of future events or losses.

The following table summarizes certain cash flows received from securitization trusts for the years ended March 31:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2007	2006	2008
Trade receivables:				
Proceeds from collections reinvested in revolving-period securitizations	**¥160,468**	¥165,633	¥163,671	**$1,604,680**
Servicing fees received	**413**	338	275	**4,130**
Finance receivables:				
Servicing fees received	**—**	576	219	**—**
Cash flows received on retained interests in securitizations	**—**	1,489	598	**—**

19. DISCONTINUED OPERATIONS

During the year ended March 31, 2007, Kubota Retex Corp., a subsidiary reported in the Environmental Engineering Segment, decided to liquidate itself and withdraw from industrial waste treatment market. During the year ended March 31, 2008, the Company completed liquidation.

Operating results of the discontinued operations for the years ended March 31, 2008, 2007, and 2006 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2007	2006	2008
Revenues	**¥ —**	¥ 267	¥ 615	**$ —**
Income (loss) from discontinued operations before income taxes	**¥ 316**	¥(2,818)	¥(115)	**$ 3,160**
Gain from disposal of business	**—**	—	—	**—**
Income taxes	**(127)**	1,532	—	**(1,270)**
Income (loss) from discontinued operations	**¥ 189**	¥(1,286)	¥(115)	**$ 1,890**

20. SUBSEQUENT EVENTS

On May 13, 2008, the Company's Board of Directors resolved to pay a cash dividend to shareholders of record on March 31, 2008 of ¥8 per common share (¥40 per 5 common shares) or a total of ¥10,248 million ($102,480 thousand).

On June 20, 2008, the Company's Board of Directors approved the purchase of up to 10,000,000 shares, or up to ¥10,000 million ($100,000 thousand) of the parent company's outstanding common stock on and after June 23, 2008 through September 24, 2008.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Kubota Corporation and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15 (f) under the Securities Exchange Act of 1934, for the Company. Management evaluated the effectiveness of the Company's internal control over financial reporting using the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of March 31, 2008.

The Company's independent registered public accounting firm, Deloitte Touche Tohmatsu, has issued an audit report on the Company's internal control over financial reporting.

Dated: June 20, 2008



Daisuke Hatakake

President and Representative Director

(Principal Executive Officer)



Hirokazu Nara

Managing Director

(Principal Financial Officer)

Deloitte.

Deloitte Touche Tohmatsu
Yodoyabashi Mitsui Building
4-1-1, Imabashi, Chuo-ku
Osaka-shi, Osaka 541-0042
Japan

Tel: +81 (6) 4560 6000
Fax: +81 (6) 4560 6001
www.deloitte.com/jp

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kubota Corporation:

We have audited the accompanying consolidated balance sheets of Kubota Corporation and subsidiaries (the "Company") as of March 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2008, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Certain information required by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information" has not been presented in the accompanying consolidated financial statements. In our opinion, presentation concerning operating segments and other information is required for a complete presentation of the Company's consolidated financial statements.

As discussed in Note 1 to the consolidated financial statements, the Company has not accounted for a nonmonetary security exchange transaction that occurred during the year ended March 31, 1997 in accordance with accounting principles generally accepted in the United States of America. In our opinion, the recognition of the nonmonetary exchange gain, and the related impact in subsequent periods, is required by accounting principles generally accepted in the United States of America. If such nonmonetary security exchange had been accounted for in accordance with accounting principles generally accepted in the United States of America, retained earnings would have decreased by ¥380 million at March 31, 2007, with a corresponding increase in accumulated other comprehensive income.

In our opinion, except for the effect on the 2007 financial statements of not properly recording a nonmonetary security exchange transaction and except for the effect on the 2008, 2007, and 2006 financial statements of the omission of segment and other information required by SFAS No. 131, as discussed in the preceding paragraphs, such consolidated financial statements present fairly, in all material respects, the financial position of Kubota Corporation and subsidiaries as of March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 20, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 20, 2008

Member of
Deloitte Touche Tohmatsu

Deloitte.

Deloitte Touche Tohmatsu
Yodoyabashi Mitsui Building
4-1-1, Imabashi, Chuo-ku
Osaka-shi, Osaka 541-0042
Japan

Tel: +81 (6) 4560 6000
Fax: +81 (6) 4560 6001
www.deloitte.com/jp

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kubota Corporation:

We have audited the internal control over financial reporting of Kubota Corporation and subsidiaries (the "Company") as of March 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2008 of the Company and our report dated June 20, 2008 expressed a qualified opinion on those financial statements because of the omission of segment and other information required by Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information".

Deloitte Touche Tohmatsu

June 20, 2008

Member of
Deloitte Touche Tohmatsu

Directory

KUBOTA CORPORATION

Head Office

2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone: (81)-6-6648-2111
Facsimile: (81)-6-6648-3862

Tokyo Office

1-3, Nihonbashi-Muromachi 3-chome,
Chuo-ku, Tokyo 103-8310, Japan
Phone: (81)-3-3245-3111
Facsimile: (81)-3-3245-3049

OVERSEAS SUBSIDIARIES AND AFFILIATES

NORTH AMERICA

Kubota Tractor Corporation

3401 Del Amo Blvd.,
Torrance, California 90503, U.S.A.
Phone: (1)-310-370-3370
Facsimile: (1)-310-370-2370
URL: http://www.kubota.com

Kubota Credit Corporation, U.S.A.

3401 Del Amo Blvd.,
Torrance, California 90503, U.S.A.
Phone: (1)-310-370-3370
Facsimile: (1)-310-370-2370
URL: http://www.kubotacreditusa.com

Kubota Manufacturing of America Corporation

Gainesville Industrial Park North,
2715 Ramsey Road,
Gainesville, Georgia 30501, U.S.A.
Phone: (1)-770-532-0038
Facsimile: (1)-770-532-9057

Kubota Industrial Equipment Corporation

1001 McClure Industrial Drive,
Jefferson, GA 30549, U.S.A.
Phone: (1)-706-387-1000
Facsimile: (1)-706-387-1300

Kubota Engine America Corporation

505 Schelter Road,
Lincolnshire, Illinois 60069, U.S.A.
Phone: (1)-847-955-2500
Facsimile: (1)-847-955-2501
URL: http://www.kubotaengine.com/

Kubota Membrane USA Corporation

2018 156th Avenue NE, Suite 100,
Bellevue, WA 98007, U.S.A.
Phone: (1)-425-748-5011
Facsimile: (1)-425-644-2185

Kubota Canada Ltd.

5900 14th Avenue, Markham,
Ontario L3S 4K4, Canada
Phone: (1)-905-294-6535
Facsimile: (1)-905-294-6651
URL: http://www.kubota.ca/

Kubota Metal Corporation (Fahramet Division)

25 Commerce Road, Orillia,
Ontario L3V 6L6, Canada
Phone: (1)-705-325-2781
Facsimile: (1)-705-325-5887
URL: http://www.kubotametal.com/

OCEANIA

Kubota Tractor Australia Pty Ltd

100 Keilor Park Drive, Tullamarine,
Victoria 3043, Australia
Phone: (61)-3-9279-2000
Facsimile: (61)-3-9279-2030
URL: http://www.kubota.com.au/

EUROPE

Kubota Europe S.A.S.
19-25, Rue Jules Vercruysse,
Z.I., BP88 95101 Argenteuil,
Cedex, France
Phone: (33)-1-3426-3434
Facsimile: (33)-1-3426-3499

Kubota (Deutschland) GmbH
Senefelder Straße 3-5,
63110 Rodgau/Nieder-Roden,
Germany
Phone: (49)-6106-873-0
Facsimile: (49)-6106-873-198
URL: http://www.kubota.de/

Kubota Baumaschinen GmbH
Steinhauser Straße 100,
66482 Zweibrücken, Rheinlandpfalz,
Germany
Phone: (49)-6332-4870
Facsimile: (49)-6332-487-101

Kubota España S.A.
Avenida Recomba No. 5,
Poligno Industrial La Laguna,
Leganes, 28914
Madrid, Spain
Phone: (34)-91-508-6442
Facsimile: (34)-91-508-0522

Kubota (U.K.) Limited
Dormer Road, Thame,
Oxfordshire OX9 3UN, U.K.
Phone: (44)-1844-214500
Facsimile: (44)-1844-261568
URL: http://www.kubota.co.uk/

Kubota Membrane Europe Ltd.
8 Hanover Street, London W1S 1YE, U.K.
Phone: (44)-(0) 20-7290-2731
Facsimile: (44)-(0) 20-7290-2733
URL: http://www.kubota-mbr.com/

ASIA

The Siam Kubota Industry Co., Ltd.
101/19-24 Navanakorn,
Tambol Klongneung, Amphur
Klongluang, Pathumthani 12120,
Thailand
Phone: (66)-2-529-0363
Facsimile: (66)-2-529-0081

Kubota Agricultural Machinery (Suzhou) Co., Ltd.
77, Suhong East Road, Industrial Park,
Suzhou, Jiangsu 215026,
People's Republic of China
Phone: (86)-512-6716-3122
Facsimile: (86)-512-6716-3344

Kubota Construction Machinery (Shanghai) Co., Ltd.
G Unit, 16th Floor, Pudong Development
Mansion,
588 Pudong South Road, Pudong New Area,
Shanghai 200120,
People's Republic of China
Phone: (021)-5879-4630/4631
Facsimile: (021)-5879-4632

Kubota Engine (Shanghai) Co., Ltd.
Room 1702,
Shanghai Mart Office Tower, 2299,
Yan'an Road (West), Shanghai 200336, China
Phone: (86)-21-6236-0606
Facsimile: (86)-21-6236-0637

Jiangsu Biaoxin Kubota Industrial Co., Ltd.
186 Lishi Avenue, Xin Qiao Town,
Jingjiang City, Jiangsu 214536,
People's Republic of China
Phone: (86)-523-8433-1048
Facsimile: (86)-523-8433-1049

Shin Taiwan Agricultural Machinery Co., Ltd.
16, Fengping 2nd Road,
Taliao Shiang Kaohsiung,
Hsien 83107, Taiwan, R.O.C.
Phone: (886)-7-702-2333
Facsimile: (886)-7-702-2303

KAMCO Co., Ltd.
3rd Floor, Bently Bldg., 106-2 Yangjae-Dong,
Seocho-ku, Seoul 137-130, Korea
Phone: (82)-2-2058-1028
Facsimile: (82)-2-2058-1029

P.T. Kubota Indonesia
JL. Setyabudi 279,
Semarang, Indonesia
Phone: (62)-24-7472849
Facsimile: (62)-24-7472865

P.T. Metec Semarang
Tanjung Emas Export Processing
Zone, JL. Coaster No. 8 Block B,
12A-16 Semarang, Central Java,
Indonesia
Phone: (62)-24-3520435
Facsimile: (62)-24-3520432

Kubota Agro-Industrial Machinery Philippines, Inc.
155 Panay Avenue,
South Triangle Homes,
1103 Quezon City, Philippines
Phone: (63)-2-9201071
Facsimile: (63)-2-9241848

Sime Kubota Sdn. Bhd.
1, Jalan Puchong, Taman Perindustrian
Puchong Utama, 47100 Puchong,
Selangor Darul Ehsan, Malaysia
Phone: (60)-3-8060-1000
Facsimile: (60)-3-8060-7982

Directors and Corporate Auditors

President and Representative Director
Daisuke Hatakake

Executive Vice President and Representative Director
Moriya Hayashi

Executive Vice Presidents and Directors
Toshihiro Fukuda
Yasuo Masumoto

Executive Managing Director
Eisaku Shinohara

Managing Directors
Yoshihiko Tabata
Kazunobu Ueta
Morimitsu Katayama
Nobuyuki Toshikuni
Hirokazu Nara
Masayoshi Kitaoka
Tetsuji Tomita
Masatoshi Kimata
Nobuyo Shioji

Directors
Takeshi Torigoe
Satoru Sakamoto
Hideki Iwabu
Takashi Yoshii
Kohkichi Uji
Toshihiro Kubo
Kenshiro Ogawa
Tetsu Fukui
Satoshi Iida
Shigeru Kimura

Corporate Auditors
Junichi Maeda
Yoshiharu Nishiguchi
Yuzuru Mizuno
Yoshio Suekawa
Masanobu Wakabayashi

Investor Information

Stock Listings
Domestic: Tokyo and Osaka
Overseas: New York and Frankfurt

Transfer Agent for Common Stock
The Chuo Mitsui Trust
and Banking Company, Limited
2-21, Kitahama 2-chome, Chuo-ku,
Osaka 541-0041, Japan

Depositary and Transfer Agent for ADRs
JPMorgan Chase Bank, N.A.
4 New York Plaza, New York,
NY 10004, U.S.A.

ADR Holder Contact
JPMorgan Service Center
P.O. Box 64504,
St. Paul, MN 55164-0504, U.S.A.
Phone: 1-800-990-1135

Investor Inquiries

Head Office
Finance & Accounting Dept.
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone: (81)-6-6648-2111
Facsimile: (81)-6-6648-3862

Tokyo Office
Tokyo Administration Dept.
1-3, Nihonbashi-Muromachi 3-chome,
Chuo-ku, Tokyo 103-8310, Japan
Phone: (81)-3-3245-3111
Facsimile: (81)-3-3245-3049

Financial information and CSR reports are available on
Kubota's Web site:
http://www.kubota.co.jp/

NYSE Corporate Governance Standards

The Company has made available on its Web site (http://www.kubota.co.jp/ir/english/cgs/index.html) a general summary of the significant differences between its corporate governance practices and those followed by U.S. companies under New York Stock Exchange listing standards.

KUBOTA Corporation
2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan
Phone: (81)-6-6648-2111 Facsimile: (81)-6-6648-3862
http://www.kubota.co.jp/

Printed in Japan



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant's name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes ______ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Annual Report 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION



Date: July 22, 2008

By:

Name: Shigeru Kimura

Title: Director

General Manager of

Finance & Accounting Department



KUBOTA Corporation

2-47, Shikitsuhigashi 1-chome,
Naniwa-ku Osaka, 556-8601 Japan

Phone 81-6-6648-2649
Facsimile 81-6-6648-2632

July 23, 2007

100 F Street, N.E.,
NW, Washington DC 20549,
U.S.A

SEC Headquarters
ATTN: File desk

Dear Sir or Madam,

We are enclosing 8 copies of our Annual Report 2008. If you have any questions, feel free to contact us.

Thank you.

Yours Sincerely,

野田 耕一

Kouichi Noda
IR Group, Finance & Accounting Dept.
KUBOTA Corporation

END